SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                       Date of Report: April 10, 2001


                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33


                  Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     |X|   Form 20-F                    |_|   Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     |_|   Yes                          |X|   No


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.

                  This Form 6-K consists of Biora AB's Annual Report for 2000 (see Annex A).


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          BIORA AB


Dated:   April 10, 2001                   By:  /s/ Anders Agering
                                               ------------------------------
                                                   Anders Agering
                                                   Chief Financial Officer





                                                                    ANNEX A




                                   BIORA


                             ANNUAL REPORT 2000




                                  CONTENTS

Biora - summary of year 2000                                  5
Biora in brief                                                5
Focus on the core business                                    7
Biora - objectives and strategies                             11
Emdogain and dental disease                                   13
Research and development                                      16
Clinical experiences of Emdogain                              18
The market for Emdogain                                       20
International Customer Center                                 22
Quality and environment                                       24
Directors' report                                             25
Statements of operations                                      29
Balance sheets                                                30
Statements of cash flow                                       32
Notes to financial statements                                 33
Auditors' report                                              52
Board of directors and auditors                               53
Management group                                              57
Shares and shareholders                                       60
Five year summary and key ratios                              62
Addresses                                                     64

This Annual report may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements and are more fully discussed in periodic reports filed with the Securities and Exchange Commission.


                           ANNUAL GENERAL MEETING

The Annual General Meeting of shareholders of Biora AB (publ) will take place on Thursday, May 3, 2001, at 5:00 p.m. in Hotel IBIS (Skyline Hotel) Bisittaregatan 2/Stadiongatan in Malmo.

REGISTRATION

Shareholders who wish to attend the annual general meeting must:

o be registered in the share register of the Securities Register Center, VPC AB, not later than Monday, April 23, 2001; shareholders who have registered their holdings through an investment manager must request temporary share registration with VPC well before April 23.

o register their participation no later than 4:00 p.m. on Thursday, April 26, 2001.

SHAREHOLDERS MAY REGISTER BY:

o    the shareholder registration card attached to this Annual Report
o    Internet at Biora's website at "www.biora.com"
o letter, to Biora AB, Attention Christel Rosendahl, Medeon Science Park, 205 12 Malmo, Sweden
o    fax on +46-40-32 13 55
o    telephone on +46-40-32 13 69.

WHEN REGISTERING, SHAREHOLDERS SHOULD STATE:

o    their name
o    their social insurance, social security or registration number
o    their address and telephone number
o the name of any potential accompanying persons (two guests per shareholder are permitted)

If the shareholder intends to participate by proxy, notification must be submitted prior to the meeting.

ITEMS FOR THE AGENDA

The agenda and list of items to be discussed at the Annual General Meeting will be published in the major Swedish daily newspapers. The agenda may also be requested from the company when registering for the meeting.

FINANCIAL INFORMATION FROM BIORA IN 2001

Annual General Meeting of shareholders May 3
Interim report for the first quarter 2001 May 3
Form 20 F, U.S. GAAP 2000 June
Report for the first half year 2001 August 23
Interim report for the first nine months 2001 November 7
Capital markets day for financial analysts, investors and media
(in Stockholm) May 17


BIORA - SUMMARY OF YEAR 2000

o    Net sales for the year 2000 were SEK 89.2 million, compared to SEK
     73.6 million during 1999. This corresponds to an increase of 21% in SEK and 15% at fixed rates of exchange.

o Loss after tax was SEK 76.1 million compared to a loss of SEK 86.7 million during 1999.

o Sales in the U.S. market increased by 51% in SEK and by 36% in U.S. Dollars compared to 1999. Sales in Japan as well as in Germany decreased by 13%. In Germany, a fourth quarter sales increase of 13%, both in SEK and in local currency, reversed the previous negative sales trend. No deliveries were made to Japan during the fourth quarter, compared to deliveries valued at SEK 2.7 million during the corresponding period in 1999 (see below).

o Rickard Soderberg became the new President and Chief Executive Officer of Biora AB in August.

o Emdogain Gel, a development of Emdogain, was introduced in Europe in June 2000.

o The U.S. Food and Drug Administration, FDA, approved Emdogain Gel in January 2001.

o In November, Seikagaku Corporation, Biora's marketing and sales partner in Japan, recalled all deliveries of Emdogain in order to comply with the registration authority's guidelines which required the same changes to be made to the production process for deliveries to Japan as had previously been implemented for other markets. The Japanese regulatory authority has indicated that it will look favorably on an accelerated registration process for Emdogain Gel and registration is expected during 2001.

o Biora's Board of Directors has decided to divest, or find a partner for, BioEx, the organization dedicated to all non-dental research and development.

o During the first quarter of 2000, Biora acquired the rights to a patent-protected pharmaceutical project for the treatment of dry mouth (xerostomia), a common affliction among the older population and a common side effect of many medicines and radiation treatment. In March 2001, Biora signed a license agreement under which Biora retains the right to sell the product to dentists and the licensee obtains the right to sell to other target groups.

o In February 2001, it was announced that Biora's Board of Directors intends to recommend that the shareholders at the Annual General Meeting give the Board authority to issue new shares, if deemed necessary, at a time and on market conditions that are considered to be appropriate. This will increase the company's freedom of action and secure an adequate capital base.

BIORA IN BRIEF

o Biora is a Swedish biotechnology company that develops, manufactures and markets pharmaceutical products for dentists and dental hygienists. The company had 75 employees at the end of the year, with headquarters and production based in Malmo, Sweden.

o Sales of Emdogain and Emdogain Gel are conducted through wholly owned subsidiaries in the U.S., Germany, Italy, the Benelux countries, Great Britain and Switzerland, and through Biora's own marketing organization in the Nordic countries. In other countries, such as Japan, for example, marketing is done through distribution or collaboration agreements.

o The company's most important product, Emdogain, is based on a natural enamel matrix protein that is used to treat periodontal disease. Emdogain is a patent-protected product in all the important markets. It was launched in Sweden and Germany in 1996, in the U.S. and the rest of Europe in 1997 and in Japan in 1998.

o Emdogain Gel, which is an improved product based on Emdogain, is a pre-mixed, ready-to-use product, which provides a simpler and less time-consuming treatment than Emdogain. It was introduced in Europe in June 2000, in the U.S. in February 2001 and is expected to be launched in Japan during 2001.

o Research and development will concentrate on dental indications that will extend the use of Emdogain Gel within the next few years.

o Research and development of products for non-dental indications are carried out by a separate organization, Biora BioEx, which Biora now intends to divest or find a partner for.

                         FOCUS ON THE CORE BUSINESS

As Biora's new President, I am fascinated by all the possible areas of use that exist for Emdogain and the great potential of this product.
Consequently, I find it easy to envisage all the benefits that Biora can expect to reap from Emdogain in the future.

However, the real challenge for Biora right now consists of finding the business possibilities that can be expected to lead to a stable financial platform in the short term. From this platform, Biora has the potential to expand at a rate that can be expected to provide shareholders with a good return on their capital and employees with an interesting work place in which they can thrive.

CONCENTRATION ON OUR CORE BUSINESS

During my first six months as President, I have met customers and researchers in order to form an understanding of what Biora and Emdogain stand for.

Biora has today established a strong position among researchers within periodontology, and a significant number of specialists use Emdogain successfully as standard treatment in regenerative therapy for periodontal disease. We also have committed, highly competent employees in our researcher and production organization as well as in our sales force. Taken together, this provides a number of possibilities that can contribute to a continuing increase in sales. Therefore, we are concentrating on the following:

o To first attain a strong position in several important key markets and then expand into other markets. Biora has traditionally been very ambitious, and has simultaneously introduced Emdogain to too many markets.

o To focus on customers with large sales potential and to establish the product among them. The target group has been too broadly defined, and we have tried to approach many different customers in parallel. By focusing more clearly on a well-defined customer segment, we can build our customer relations in a more systematic way.

o To emphasize the advantages that Emdogain offers the dentist and the patient, before concentrating on the mode of action of the product.

o To focus on research projects that support Emdogain and have the potential for rapid market introduction. There has previously been a certain imbalance in the research between projects intended to support Emdogain in the short term and long-term projects directed towards other areas of use for enamel matrix proteins.

My mission as President is to ensure that we concentrate on our core activity, in relation to both selling and research. This process is already underway.

KEY MARKETS WITH LARGE GROWTH POTENTIAL

The U.S., Germany and Japan are Biora's three key markets with large potential for sales growth. In the U.S. alone, approximately 2 million surgical procedures for periodontal disease are performed every year, and it is Biora's opinion that Emdogain could be used successfully in at least half of them. Only a very small percentage of these patients are treated with Emdogain in the U.S. today. Corresponding situations exist in Germany and in other markets.

Why am I so optimistic about the potential of Emdogain in these markets?

o Our sales in the U.S. market have grown 51% in SEK compared to 1999. With the launch of Emdogain Gel, we can offer a product that simplifies periodontal treatment for dentists as it is pre-mixed, unlike Emdogain. This should strengthen the product's position in the American market.

o In Germany, during the fourth quarter, a negative sales trend was reversed to provide an increase of 13% in both SEK and local currency. In a publicized statement, the German Periodontology Association (DGP) supported Emdogain's use in periodontal surgery. This statement has meant that several of the larger German insurance companies now fully or partially reimburse patients for the cost of Emdogain treatment.

o Historically, Japan had a stable level of sales growth. In November, Seikagaku Corporation recalled Emdogain. This was because of the Japanese registration authority's guidelines, which required the same changes to be made in the production process for deliveries to Japan as had earlier been implemented for other markets. The Japanese authority has now expressed support for an accelerated registration process for Emdogain Gel, which means that Seikagaku Corporation can launch a product that can be expected to be more attractive to the Japanese market. The date of registration is always difficult to predict, but Biora is planning to introduce Emdogain Gel in Japan during 2001.

NEW INDICATIONS TO ESTABLISH EMDOGAIN GEL AS STANDARD THERAPY

Within Biora we have now given the highest priority to research projects that support the use of Emdogain and have a shorter time to market introduction. Prioritized indications are tooth trauma, treatment of exposed root surfaces (recession type defects) and restoring lost tooth-supporting structures in connection with non-surgical cleaning of the dental root.

Two additional indications, which involve treatment by general dentists, have been initiated within Biora.

o The first of these projects aims to develop a new enamel matrix protein-based product to accelerate healing of wounds that occur in conjunction with non-surgical treatment of the dental root.

o The goal of the second project is to demonstrate that treatment with Emdogain could lead to that a dental pulp that is damaged does not need to be replaced with a root filling ("root canal"), but can instead be preserved and surrounded by new hard tissue.

These projects are vital if we are to establish Emdogain Gel and enamel matrix proteins as standard therapy for different oral cavity diseases for which tissues need to be regenerated.

BIORA BIOEX - DISCUSSIONS ABOUT DIVESTITURE OR PARTNERSHIP IN PROGRESS

Biora's Board of Directors intends to focus activity within the company and is therefore aiming to divest Biora BioEx, or find a partner for it. There are several interesting projects being developed by Biora BioEx, such as improved healing of chronic ulcer and stimulation of bone formation. A sale of BioEx or collaboration with a partner will enable more resources to be allocated to these projects allowing the development to be completed. A divestiture should also strengthen Biora's financial position and provide the company with improved liquidity. Biora is presently negotiating with several interested parties, but as usual in negotiations no guarantees can be made as to the result. Should we not be able to sell BioEx, alternative strategies will be considered.

NEW PRODUCTS FOR THE FUTURE

In my judgment Emdogain Gel will become increasingly important in the treatment of periodontal disease. In order to strengthen Emdogain's and Biora's market position, we aim to increase our portfolio of pharmaceutical products for dentists and hygienists. During the year, Biora acquired the rights to one such product, a treatment for dry mouth, which affects a large number of older individuals and is a common side effect of many types of medication and radiation treatment.

THE GOAL IS TO MAKE BIORA A LEADING COMPANY WITHIN ITS FIELD

My goal is to make Biora a profitable enterprise with strong sales growth. To achieve this, Biora must assume a leading position within its area of activity - namely pharmaceutical products that are used by dentists and hygienists for diseases in the oral cavity. Biora will be present with its own organization in markets such as the U.S. and Germany. In other markets with large potential, Biora will work together with partners. For certain new indications the target group can be increased to include general dentists, and for these Biora will look for partners to collaborate with, instead of expanding its own organization.

NEW ISSUE

In order to increase freedom of action and to secure continued adequate finance, the Board of Directors intends to ask the shareholders at the Annual General Meeting to give the Board authority to issue new shares, if deemed necessary, at a time and on market conditions that are considered to be appropriate.


Rickard Soderberg,
President and Chief Executive Officer


                     BIORA - OBJECTIVES AND STRATEGIES

BIORA develops, manufactures and sells pharmaceutical products to dentists and dental hygienists so that their patients with dental diseases can regain or retain their dental health and improve the appearance of their teeth. In this way, Biora creates added value for its customers and through long-term sales and profit development added value for its owners.

OBJECTIVES

Biora's goal is to become the market leader in the area of pharmaceutical products used to treat or mitigate dental diseases and our target group is periodontologists and certain dentists specialized in periodontology as well as hygienists.

EMDOGAIN GEL - BIORA'S PLATFORM

Biora's principal product and the platform on which it will build its business is Emdogain Gel, a development of Emdogain that offers a simpler and less time-consuming treatment. Emdogain Gel provides dentists with a ready-mixed product that, like Emdogain, regenerates natural tooth-supporting structures. It was launched in Europe in June 2000 and has been well received by our customers because it is easy to use and saves time. Emdogain Gel was registered in the U.S. in January 2001, and market introduction is in progress. The Japanese authority has expressed support for an accelerated registration process for the product, with registration expected during 2001.

FOCUS ON KEY MARKETS

The U.S., Germany and Japan together make up 75 per cent of Biora's total sales. In the U.S. and Germany, Biora will use its wholly owned marketing organizations to build relationships with key customers and attain a strong position. These organizations will also be able to market and sell other products in Biora's portfolio of the future. In Japan, Emdogain is marketed and sold by Biora's Japanese partner, Seikagaku Corporation. Biora is aiming to secure a strong position in these key markets and then to expand into other markets.

FOCUS ON ESTABLISHED CUSTOMERS WITH LARGE SALES POTENTIAL

Experience with Emdogain and Emdogain Gel shows that customers who learn to use the product correctly and have used it repeatedly are satisfied with the results of treatment, and the aim is now to get them to increase their use of Emdogain Gel. Expanding the indications for Emdogain will enable the product to be used on more and more patients.

FOCUS CLINICAL RESEARCH ON NEW INDICATIONS FOR EMDOGAIN GEL

Research and development within Biora will concentrate on dental indications that are expected to expand the use of Emdogain Gel, such as surgical treatment of recession defects or restoration of lost tooth-supporting structures associated with non-surgical treatment of the dental root.

DIVESTITURE OR COLLABORATION FOR PRODUCTS WITH NON-DENTAL INDICATIONS

As part of a move to focus its business activities, Biora intends to divest, or find a partner for, Biora BioEx, the part of the research and development portfolio that covers non-dental indications. BioEx's portfolio includes several interesting indications for enamel matrix proteins, including healing of chronic sores such as leg ulcers, and stimulation of bone formation, as well as the patent application relating to inhibition of certain cancer cells, based on early cell studies. The process of finding a buyer or partner for BioEx is underway, and a sale or partnership will enable more resources to be allocated so that the development of BioEx's projects can be completed. In addition, a divestiture is expected to result in improved liquidity for Biora

INCREASED PRODUCT PORTFOLIO WITHIN THE DENTAL AREA

In order to take full advantage of Biora's marketing and sales resources in the marketing organizations, Biora is actively seeking new pharmaceutical products with dental indications. During the year, Biora acquired the rights to a patent-protected pharmaceutical project for the treatment of dry mouth. The work of developing a formulation for the product is in the final phase, and clinical studies are in progress. In March 2001, Biora signed a license agreement for sales of the product to target groups other than dentists.

                        EMDOGAIN AND DENTAL DISEASE

Periodontal disease occurs throughout the world and its range and distribution are so great that it could be considered a disease of the entire population.

PERIODONTITIS - A COMMON DISEASE

One third of the population over 55 suffers from periodontal disease. For patients with extensive loss of tooth-supporting structures and jawbone, surgery is usually required. According to a report by the American Dental Association, around two million such surgical procedures are performed in the U.S. every year. The number of procedures in the world is estimated to be about five million.

Careful and regular oral hygiene is required for healthy gums and healthy tooth-supporting structures. Otherwise, large numbers of bacteria gradually accumulate on the teeth and along the edges of the gums, inflammation occurs and the gum becomes red and swollen and bleeds easily. If layers of bacteria are allowed to continue to grow along the edges of the gum, the inflammation will spread deeper into the tissues and the tooth's supporting structure can be affected and gradually broken down and destroyed. Eventually, a pocket is formed between the dental root and the tooth, and the layers of bacteria around the neck of the tooth can grow down into this pocket. As the patient cannot brush under the edge of the gum, the disease continues to spread deeper, and if the disease process continues the periodontal pocket becomes deeper and there is a risk that the patient will eventually lose the tooth.

TREATMENT OF SEVERE PERIODONTITIS

In about 10 percent of the entire population, the breakdown of the structures supporting the teeth is so extensive that surgical treatment is required to stop the progress of the disease. In the most common form of treatment, an incision is made and the edge of the gum is folded to the side so the dentist can reach and treat the affected root. Defects in the jawbone are leveled out and the gum is sutured to the leveled jawbone. This removes periodontal pockets, and the patient is able to manage his or her own oral hygiene. The disadvantage is that new tooth-supporting structures are not created, and often the normal function of the tooth is not regained. Furthermore, patients often complain about sensitivity to cold from exposed root surfaces, and an unaesthetic appearance to their mouth.

EMDOGAIN - REGENERATES LOST TOOTH-SUPPORTING STRUCTURES

Emdogain consists of an enamel matrix protein that existed when the tooth-supporting structures were originally formed. By surgically covering the surface of the dental root and other tissues with a layer of protein, the regeneration process can begin and new root cementum, new ligament fibers and new surrounding jawbone are formed. This means that the tooth regains new, natural supporting structures. In clinical tests conducted by Biora, it has taken between eight and twelve months for the formation of new jawbone to be clearly visible on X-rays. This formation of new jawbone can continue over several years.

A large number of scientific articles on Emdogain have been published in international journals from many parts of the world. The published results from both pre-clinical and clinical research show that:

o Emdogain is based on an established biological concept and has a mechanism of action that is well documented

o Emdogain's safety and effectiveness have been documented in independent, controlled studies

o Emdogain's ability to start the formation of tooth-supporting structures with new root cementum, ligament and jawbone has been confirmed with human tissue preparations.

Over 250,000 patients have so far received treatment with Emdogain. Experience to date, coupled with results from the large number of studies, confirm that Emdogain is both effective and safe when used for dental injuries resulting from periodontal disease, and that the product regenerates lost tooth-supporting structures.

EXPOSED ROOT SURFACES (RECESSION DEFECTS)

Many people lose part of the gum on the front side of the teeth. The cause is often an inflammation of the gum or an improper (too hard) tooth-brushing technique that causes the edge of the gum to successively recede and expose part of the root of the tooth. These gum defects often cause increased sensitivity and shooting pains in the tooth. Furthermore, the long dental roots that are visible in the front part of the mouth can be perceived as aesthetically unpleasing. These defects are currently treated surgically by "lifting up" the gum and laying it over the exposed root. Biora has recently completed a series of clinical studies using Emdogain to improve the result following such treatment, and the results are now being analyzed.

DENTAL TRAUMA

The indication trauma means treatment of teeth that have been completely knocked out in accidents. This most often affects adolescents, whose jaws are still soft and whose support structures for the permanent teeth are not fully developed. The recommended treatment for a permanent tooth that has been knocked out is to set it back in the jaw as soon as possible. If the tooth is outside the mouth for more than 15 to 20 minutes, the outermost layer of cells on the root surface will die and the likelihood of good healing is reduced. Instead, the tooth grows together with the jawbone and the dental root gradually begins to break down until the tooth is lost. In addition, this can cause difficulties in replacing the lost tooth with an implant or bridge, as the growth of the jawbone is often halted. Treatment of knocked-out teeth is an approved indication for Emdogain in Europe, Canada and Brazil. Studies are in progress to further strengthen the documentation of this indication and to prepare a corresponding application for registration in the U.S.

OTHER INDICATIONS RELATING TO PERIODONTAL DISEASE AND ORAL SURGERY

Another indication for Emdogain is the treatment of periodontal defects between the dental roots, so-called furcation involvement, in a molar with several roots. Clinical results show that Emdogain can successfully be used in a mild form of furcation involvement that is also an approved indication in Europe and Canada. Preliminary studies are now in progress to investigate the possibility of using Emdogain in patients with more severe defects.

When impacted wisdom teeth are extracted, there is a risk that the neighboring tooth will lose its attachment. This is because a wisdom tooth that cannot erupt in its normal upright position due to insufficient room in the jaw will injure the attachment of the neighboring tooth. A pilot study using Emdogain in connection with the surgical removal of impacted wisdom teeth has so far shown primarily positive effects on the healing of the wound. Further studies of this indication have been deferred as priority has been given to other indications.

In addition, studies are underway to investigate the possibility of restoring lost tooth-supporting structures with Emdogain Gel in connection with non-surgical cleaning of the dental root.

EMDOGAIN GEL - SIMPLIFIES THE PROCEDURE AND SAVES TIME

Emdogain Gel was introduced in June 2000 in Europe and in February 2001 in the United States. Instead of mixing two components, as done before, Emdogain Gel, which is a premixed gel filled in a syringe, offers the dentist a simplified solution with a premixed formulation in a unique syringe delivery system, which is easy to use and saves time for the dentist.

The product has been well received in Europe. In Japan Emdogain Gel is expected to be launched during 2001.

                          RESEARCH AND DEVELOPMENT

Research and development at Biora is concentrated on dental diseases. Emdogain has been shown to stimulate the formation of soft tissue as well as hard tissue, which provides the possibility of the development of several indications.

GLOBAL CONTACT NETWORK FOR RESEARCH

Biora maintains its own laboratory in Malmo, Sweden, which has ten researchers in biology and chemistry, as well as resources for the coordination of clinical research and registration. In addition, Biora has a large network of contacts among universities in Europe, the U.S., Japan and Australia with which Biora exchanges results as well as researchers. During the year, Biora has received external financing for research from, among others, a Marie Curie Industrial Host fellowship.

INCREASED KNOWLEDGE OF MATRIX PROTEINS

The research on matrix proteins has gone from tissue level, with microscopy of tissue preparations, to cell and molecular level in order to study in detail how these proteins and various types of cells affect each other. A better understanding of the mechanisms involved and the similarities or differences among different cell types has so far resulted in six patent applications for use of Emdogain and other enamel matrix proteins in a range of new areas. Despite the fact that the proteins that Biora works with exist in the body only when the teeth are developing, they can be used to rebuild tissues in adults. This rebuilding of tissues is not limited to the teeth. Cell culture experiments show how cells, for example from skin or bone, that attach to a surface layer of enamel matrix protein also start synthesis of new proteins and form new tissues. Models can show how enamel matrix proteins during an early phase attach to newly formed tissues, and follow how the tissues develop to become functional units. The results of these models can then be transferred to clinical tests and the development of new products. Among other things, this work has resulted in the wound-healing project that is being carried out by BioEx.

DEVELOPMENT PROJECTS

EMDOGAIN GEL

Biora's principal project, Emdogain Gel, a stabilized protein that is delivered as a pre-mixed gel in a sterile syringe, has recently been registered in major markets, including the European Community, Canada, the U.S. and Brazil. The work of registering Emdogain Gel in Japan is in progress. Since Emdogain Gel has to a large extent replaced Emdogain as it has been introduced to more and more markets, Emdogain Gel is now Biora's principal product.

WOUND HEALING IN TREATMENT OF MILD PERIODONTITIS

Patients who have a mild form of periodontal disease are treated by removing the bacterial deposits and tartar that accumulate in the periodontal pockets around the affected teeth. This treatment (scaling and root planing) cleans the tooth effectively but it may cause the patient to experience tenderness of the gum, pain and swelling for up to a week following treatment. It has been reported that enhanced wound healing is observed following periodontal surgery with Emdogain. Pilot studies have shown that Emdogain also accelerates the healing process after non-surgical periodontal treatment. A product based on enamel matrix proteins with improved effect on soft tissue healing will be tested in clinics in 2001.

NEW TREATMENT TO PRESERVE DENTAL PULP

During the development of caries ("cavities"), toxic substances can enter the dental pulp, which results in varying degrees of inflammation and pulp necrosis (pulp death).

The dentist often finds during treatment that the pulp has been damaged. Many believe that a damaged pulp must be removed and replaced with a root filling ("root canal"). Just as enamel matrix proteins can be developed for use with soft tissue healing, they can also be developed for formation of hard tissues. When Emdogain is used to regenerate new tooth-supporting structures, regeneration of both soft tissue (ligament) as well as hard tissue (root cementum and bone) is stimulated. The result from model studies within the tooth indicates that Emdogain can also stimulate the pulp to form new mineralized tissue (dentin), which protects the pulp and thereby can reduce the number of root canal procedures performed.

The recently started project aims to demonstrate the clinical effect of Emdogain for this indication (endodontics).

XEROSTOMIA - DRY MOUTH

The aim of Biora's xerostomia project is to develop a product that can be pre-scribed by dentists to patients who have discomfort caused by dry mouth (xerostomia). Like periodontitis, dry mouth is a very widespread problem. A normal flow of saliva is vital for a healthy mouth and therefore essential to the individual's wellbeing. Dry mouth is a hidden but very common disease that primarily affects older people but is also a common side effect of many different types of medicines and radiation treatment. The substance for which Biora has acquired the patent causes the saliva glands to be stimulated more effectively by local treatment in the mouth. The development of a formulation of the product is in its final phase and early clinical studies are in progress. Dry mouth can be caused by many underlying factors, and drugs for the treatment of this problem can be prescribed to patients who are not being treated by dentists. Therefore, Biora, in March, 2001, entered into a license agreement with a British biomedical development company, Medpharma, which receives the rights to sell to target groups other than dentists. Under the agreement Biora receives a one-time payment, to be paid in equal installments during 2001 and 2002, as well as a royalty based on future sales once the drug has been introduced to the market. Development costs for the project up to and including early clinical tests will be shared between Biora and Medpharma. The agreement covers the whole world except Japan.

BIORA BIOEX

Biora BioEx was formed in the spring of 1999 when international patent applications for wound healing with matrix proteins were being submitted. The intention was that Biora BioEx would develop products for indications outside the oral cavity. During 2000, the Swedish Industrial Development Fund granted a conditional loan of 15 million SEK to finance the wound-healing project. This project has advanced through further pre-clinical tests and is now in clinical phase II for the indication venous leg ulcers. Also included in the work of Biora BioEx are a project for stimulating bone formation and a patent application for the inhibition of certain cancer cells, based on preliminary studies. Biora's Board of Directors has decided to sell BioEx or to develop BioEx's projects in collaboration with one or several partners.

                      CLINICAL EXPERIENCES OF EMDOGAIN

DR ANDREAS PARASHIS, PERIODONTIST,
ATHENS, GREECE

Regeneration of the periodontium has always been a significant part of my practice and over the years I have tried different techniques, such as bone grafts and guided tissue regeneration. In 1995, I started using Emdogain for the treatment of intrabony defects and now it is the only regenerative modality I use. With Emdogain, I can consistently achieve clinical and radiographic results that are as good as or better than those obtained with other techniques, and with minimum time required and a considerably faster healing with minimum discomfort for my patients.

DR FRANK BECK, PERIODONTIST,
REGENSBURG, GERMANY

I started using enamel matrix derivatives (EMD) in 1996, initially in just a few periodontal cases, and now use it in every regenerative treatment and also in some plastic surgery. Based on my experience, I would recommend practitioners new to this form of treatment to use EMD in the following order:

1.  for one wall defects*
2.  for multiple recession covering**
3.  for two wall defects*
4.  for three wall defects*

The results obtained with EMD are generally the same as those obtained in traditionally guided tissue regeneration with non-resorbable/resorbable membranes. However, the benefits are a much easier treatment procedure and a better wound-healing reaction of the tissue, which may lead to better results. For practitioners, EMD treatment reduces the chair time dramatically as you do not have to spend time adapting a membrane. Furthermore, you do not have to deal with typical healing complications like membrane exposure.

In the future, I see opportunities to combine EMD with other new trends in periodontal surgery, such as minimally invasive techniques and growth factors.

* relates to the number of bony walls in the periodontal defect; the fewer walls, the harder it is to treat successfully.

**   this indication is presently in clinical development.

PROFESSOR DAVID COCHRAN, CHAIRMAN OF PERIODONTICS,
UNIVERSITY OF TEXAS HEALTH SCIENCE CENTER AT SAN ANTONIO DENTAL SCHOOL, U.S.

The use of Emdogain in my patients has provided a refreshing and innovative approach to periodontal regeneration. In the past, problems with membranes and various bone-grafting materials have made regenerative procedures difficult and unrewarding. Emdogain's ease of use, the excellent response to it by the tissues and its advanced clinical healing make this protein formulation the unqualified choice for periodontal regenerative procedures.

The scientific basis for Emdogain means that it occupies a unique position in the marketplace. No other product for peridontal regeneration stimulates both the hard and soft tissues of the periodontium at the same time. I use Emdogain in all my patients with infrabony pockets and some of the results have been remarkable. I think that Emdogain will maintain its unique position in the marketplace for the foreseeable future.

                          THE MARKET FOR EMDOGAIN

About one in every ten individuals and about a third of individuals aged over 55 in the Western World suffer from periodontal disease
(periodontitis).Throughout the world, an estimated five million operations involving flap surgery are performed annually to treat severe periodontitis.

Most of these surgical procedures for severe periodontitis are still being treated without any addition of regenerative materials. When a regenerative procedure is performed, bone graft material or various types of membranes
(GTR) are utilized even though these methods do not have the same capability as Emdogain of regenerating the tissues - bone, cementum and ligament - that make up the tooth-supporting structures. During 2000, Emdogain was used in approximately 75,000 flap surgeries. Biora estimates that Emdogain can be used successfully in more than half of all flap surgeries, especially among patients with local bony defects surrounding the tooth. This implies that with the current indication to regain lost tooth-supporting structures alone, Emdogain has a significant opportunity for growth.

Three markets, the U.S., Germany and Japan, are among the largest for products used in connection with periodontal surgery. These markets together accounted for 75 per cent of the total sales of Emdogain during 2000, and Biora is therefore focusing its marketing efforts on these three markets.

It is Biora's intention to increase the number of indications and to clinically document Emdogain for other diseases of the oral cavity. Several projects are in progress with an expected introduction within the next few years.

o For teeth lost to trauma (avulsed teeth). This indication is currently approved in Europe, Canada and Brazil. Ongoing studies aim to further strengthen the documentation for this indication and to prepare for an application for registration in the U.S. In Europe, marketing efforts for this indication will be increased during the fourth quarter of 2001, which also coincides with the publication of studies that are currently in progress.

o To regenerate tooth-supporting structures in connection with non-surgical treatment of the dental root.

o    For surgical treatment of recession defects.

In most markets, the main target group for Emdogain is periodontists and dentists specializing in the treatment of periodontal diseases. In the U.S., there are approximately 4000 periodontists. In markets such as Germany, general practitioners with knowledge and experience of such treatments usually treat patients with periodontal disease.

SALES DEVELOPMENT DURING THE YEAR

Sales for the year 2000 amounted to SEK 89.2 million, an increase in SEK of 21% compared to 1999. Sales were especially strong in the U.S., and in Germany there was a turnaround in the fourth quarter from a negative sales trend to a sales increase. Emdogain Gel, which was introduced in Europe in June, has been well received and has virtually replaced the earlier formulation of Emdogain.

U.S.

There are approximately 13 million patients in the U.S. diagnosed with periodontitis, and most of them have had some kind of treatment for their disease. The U.S. is Biora's largest single market, and sales in 2000 were SEK 43.8 million, an increase of 51% in SEK and 36% in US dollar compared to 1999. Approval of Emdogain was obtained in the U.S. in September 1996, and Emdogain Gel was approved in January 2001 and introduced to the market in February. Biora's primary target group is periodontists. A total of 670 new customers purchased Emdogain in 2000, and of these, 475 were periodontists. Compared to 1999, Biora has increased the number of customers who purchased the product at least three times. The share of customers who bought Emdogain at least three times during 2000 was 43% compared to 36% during 1999. In total, about 3000 American periodontists have bought Emdogain at least once since its introduction. Emdogain is today an accepted product among periodontists in the U.S. Emphasis on existing key customers and the launch of Emdogain Gel are considered to be important factors for success in the U.S. in 2001.

GERMANY

Germany has approximately 8000 dentists who perform surgical treatment for periodontal disease and is the largest market for Emdogain in Europe. Sales during the year amounted to SEK 16.8 million, a decrease of 13 per cent compared to the previous year. After reorganization of Biora in Germany, sales have increased again in SEK as well as in local currency, with a sales record being achieved in November 2000. During the last quarter of the year, sales in this market went from a negative sales trend to an increase in sales of 13 per cent compared to the same period in 1999.

An important event took place in September when the German Periodontology Association (DGP) officially endorsed the use of Emdogain by making the following statement: "The evidence of histological and controlled clinical studies shows that the use of enamel matrix proteins, applied to a clean root surface during flap surgery, is an effective and reliable regenerative method for the treatment of vertical periodontal bone defects." This statement is significant in establishing Emdogain as a standard treatment and has resulted in several German insurance companies agreeing to now fully or partially reimburse patients for the cost of treatment with Emdogain Gel. Several university hospitals in Germany now use Emdogain Gel regularly.

                          THE MARKET FOR EMDOGAIN

JAPAN

Emdogain was approved for treatment in Japan in January 1998 and Biora's Japanese partner, Seikagaku Corporation, introduced the product in April of that year. Biora's shipments to the Japanese distributor during 2000 amounted to SEK 6 million, a reduction of 13 per cent compared to 1999. In November 2000, Seikagaku Corporation recalled Emdogain in order to follow the registration authority's guidelines which required the same production process for Emdogain distributed in Japan as had been implemented for other markets. Discussions with the Japanese registration authority have resulted in the decision to accelerate the registration process for Emdogain Gel, instead of applying for approval of a product produced by the changed process, as previously planned. This means that there will be a somewhat delayed reintroduction in the Japanese market, but that Seikagaku Corporation can introduce Emdogain Gel earlier than planned. Registration is expected during 2001.

OTHER MARKETS

The Italian market for dental products is substantial. Of approximately 35,000 dentists in the country, about 6,000 perform surgery for periodontal disease. Sales during the year amounted to SEK 6.4 million, an increase of 18 per cent compared to the previous year. The increase in sales was mainly due to the introduction of Emdogain Gel.

Sales in the Nordic markets were SEK 5.1 million, an increase of 6 per cent compared to the previous year. Marketing efforts during the year focused on existing customers, and it is among these that an increase in usage has occurred. The introduction of Emdogain Gel in June is believed by Biora to improve the conditions for establishing Emdogain as a standard treatment in the Nordic market.

Emdogain has been launched in approximately 30 countries. In markets where it does not have its own organization, Biora collaborates with partners and distributors. Total sales in these other markets amounted to SEK 11.1 million, an increase of 36 percent compared to the previous year.

INTERNATIONAL CUSTOMER CENTER AND BIORA.COM

In November 2000, Biora opened its International Customer Center (ICC). This center provides Biora's customers with an improved service by, among other things, enabling customers in markets where Biora does not have its own marketing organization to order Emdogain directly and to have the product delivered directly to their offices. With a department dedicated to managing customer enquiries and processing orders, Biora's marketing organization will have additional opportunities to focus on customer needs and growth opportunities within their markets. This investment lowers Biora's inventory management and distribution costs and makes it possible to communicate directly with customers, especially in those markets where the company does not have its own marketing and sales subsidiaries. The goal is to improve the overall customer service level and at the same time take advantage of increased cost efficiencies.

biora.com

Biora's Internet portal, WWW.BIORA.COM, is an important communication channel for dentists, dental hygienists, patients and shareholders as well as other interested parties. Questions can be answered and literature ordered through the website. One objective of this channel is to eventually enable customers to purchase Biora's products on line.

                          QUALITY AND ENVIRONMENT

Biora shall manufacture products that comply with a good margin with the laws and standards that regulate its operations.

QUALITY

Biora has adopted a quality policy that states, among other things, that the company shall manufacture products that comply with a good margin with the national and international laws and standards that regulate its operations. For the manufacturing and marketing of Emdogain in the EU, Biora follows "Medical Device Directive 93/42EEC" and quality systems ISO9002/EN46002. Manufacturing must meet all of the requirements that are imposed, including Good Manufacturing Practice (GMP) and Quality System Regulation (QSR).

Biora will continually strive for high quality in all its activities. The quality system will enable Biora to maintain control and create stability, reliability and capacity. It is important to maintain a systematic focus on quality issues when a company is growing as rapidly as Biora. Quality targets are achieved by providing every employee with education, adequate training and experience and access to appropriate tools and equipment. Biora will measure and evaluate its success by regularly monitoring, for example, trends in the number of error-free products, the number of comments during inspections, feedback concerning distribution and customer satisfaction.

ENVIRONMENT

Greater attention is now being paid to the impact that the companies' operations have on the environment and it is important that both employees and suppliers engage in recycling and strive for growth that can be maintained over the long term.

Biora's production in Malmo, Sweden, is water-based and uses relatively large amounts of water. However, Biora's use of water is almost exclusively for cooling, which means that it is not contaminated with any environmental pollutants. The chemicals used most in Biora's quality and research laboratories are collected and sent away for disposal. An application for a permit for Biora's activities in accordance with the Swedish Environmental Code was submitted to the county administrative board during 2000.

                             DIRECTORS' REPORT

Biora AB (publ) is a Swedish biotechnology company that develops, manufactures and markets pharmaceutical products for the treatment of dental diseases. The company's principal product, Emdogain/Emdogain Gel, is marketed in approximately 30 countries throughout Europe, North and South America and Asia.

ORGANIZATION

Biora had a total of 75 employees at the end of 2000 compared to 92 at the end of 1999. The head office is located in Malmo, Sweden, and consists of administration, marketing, research and development, manufacturing and quality control departments. Rickard Soderberg joined the company as President and Chief Executive Officer in August 2000.

SALES AND MARKETING

Biora has made the strategic decision to focus on the three key markets, the U.S., Germany and Japan. The company has built up its own marketing and sales organization in the U.S., Germany, Italy, the Benelux and Nordic countries. For other markets, Biora has chosen to collaborate with external distributors. In Japan, Biora's products are marketed by the biotechnology company Seikagaku Corporation.

The U.S. is the largest single market for Emdogain and during 2000 this market has experienced the fastest growth in sales - 51% in SEK and 36% in USD compared to 1999. The U.S. Food and Drug Administration, FDA, approved Emdogain Gel in January 2001.

Sales in Germany decreased by 13% compared to 1999. However, following a change in Biora's organization in Germany, sales have again increased, with record sales in November calculated in both SEK and local currency. During the fourth quarter, the negative sales trend was reversed and there was an increase of 13% compared to the fourth quarter in 1999.

In November, Seikagaku Corporation, Biora's marketing and sales partner in Japan, recalled all deliveries of Emdogain in order to comply with the registration authority's guidelines, which required the same changes to be made for the production process for deliveries to Japan as had previously been implemented for other markets. The Japanese registration authority has indicated during discussions that they will look favorably upon an accelerated approval process for Emdogain Gel, and registration is expected during 2001.

RESEARCH AND DEVELOPMENT

From the latter part of 2000 onwards, Biora's research has concentrated on dental indications that support the use of Emdogain and are likely to have a shorter time to market introduction.

NEW DENTAL INDICATIONS FOR EMDOGAIN

Clinical studies are in progress for new dental indications for Biora's main product, Emdogain. These indications are;

o to regenerate tooth-supporting structures in connection with non-surgical treatment of periodontitis

o    surgical treatment of recession defects,

o    teeth lost to trauma (avulsed teeth)

o    treatment to preserve vital pulp

o a new product to accelerate the healing process after non-surgical treatment of the dental root.

A pilot study using Emdogain in conjunction with the surgical removal of impacted wisdom teeth has so far demonstrated positive effects on post-operative wound healing. Further studies have been deferred, as priority has been given to other indications.

EXPANDED PRODUCT PORTFOLIO WITHIN THE DENTAL FIELD

During the year, Biora acquired the rights to a patent-protected pharmaceutical project for the treatment of dry mouth. In March 2001, Biora entered into a licensing agreement under which Biora retains the right to sell the product to dentists and the licensee obtains the right to sell to other target groups.

DIVESTITURE OR PARTNERSHIP FOR BIOEX

As part of a move to focus Biora's business activities, the Board of Directors intends to divest, or find a partner for, BioEx, the part of the research and development activities that cover non-dental indications. The process of finding a purchaser or partner is underway, and it is expected that a sale or partnership could improve Biora's financial position while at the same time enabling the development of BioEx's projects to be completed. There are ongoing discussions with several interested parties. No guarantees can be made that these will lead to a sale. Should these discussions not materialize in a divestiture, alternative strategies will have to be considered.

ENVIRONMENTAL PERMISSION

Biora's activities are affecting the environment through the waste of organic material and degradable solvent into water. In connection with the change in environmental laws in 1999, Biora was required to apply for an environmental permit. The application was submitted during 2000 and a permit is expected to be issued during 2001.

The activity that requires the environmental permit is one important part of Biora's production process.

FOREIGN EXCHANGE MANAGEMENT

As a result of the EMU (European Monetary Unit) collaboration, the prices in the European countries have been harmonized. Prices have been adjusted to those prevailing in the largest markets within the currency area, where prices were somewhat higher than in the smaller markets.

Slightly more than 90% of Biora's turn-over in 2000 was invoiced in currencies other than SEK and 50% of the total costs were in foreign currencies. According to the company's financial guidelines, the currency risks should be minimized. The majority of debts and liabilities that are held in currencies other than SEK as well as expected cash flow in foreign currencies for the next twelve months are secured against currency fluctuations. When hedging currencies, the company uses forward cover contracts. The parent company is responsible for managing foreign exchange risk for the group.

THE BOARD OF DIRECTORS

The work of the Board is regulated by the General Corporation Act and the working program and working plan that the Board has approved.

The Board consists of eight members and one deputy member, chosen by the share-holders at the Annual General Meeting. During 2000, the Board has had five regular meetings in addition to the initial constituent meeting.

There is a separate Audit Committee, consisting of three Board members. The Audit Committee met three times in 2000.

The company's auditors report directly to the Board regarding their assessment of the company's internal controls. Each Board member has a special area of responsibility in addition to his or her general responsibilities as a member of the Board. The composition of the Board, its members and their specific areas of responsibility are described in more detail on pages 36-37.

NET SALES

The group's net sales during 2000 increased to SEK 89.2 million (1999: SEK
73.6 million). The increase was mainly in the U.S. market.

RESULTS

Gross profit was SEK 68.0 million (1999: SEK 58.1 million). The improvement is attributable to the increased sales.

The operating loss amounted to SEK 78.7 million (1999: SEK 91.8 million loss). The increase in administrative expenses results from different business development projects as well as severance payment to the previous President. Research and development costs decreased by 2% after deduction for amoritization of capitalized research and development costs. Net financial items were SEK 2.7 million (1999: SEK 5.2 million). The reduction was due to a lower level of interest-bearing assets.

Net loss after tax in 2000 was SEK 76.1 million (1999: SEK 86.7 million loss) corresponding to a loss of SEK 3.59 per share (1999: SEK 4.09 loss) calculated on the average number of shares outstanding.

CAPITAL EXPENDITURES

Capital expenditures in tangible long term assets and patents in 2000 were SEK 5.5 million (1999: SEK 4.3 million).

FINANCIAL POSITION

The net change in cash and cash equivalents in 2000 was negative SEK 59.0 million (1999: negative SEK 74.2 million).

At year end, the group's liquid funds amounted to SEK 53.8 million (1999:
SEK 112.8 million), the equity/assets ratio was 55.8% (1999: 78.3%) and the group's equity amounted to SEK 50.9 million (1999: SEK 127.4 million).

PARENT COMPANY

Net sales for 2000 amounted to SEK 53.6 million (1999: SEK 51.1 million) and its loss before appropriations and income taxes was SEK 79.9 million (1999: SEK 79.4 million loss).

Capital expenditures for tangible long-term assets and patents were SEK 2.8 million (1999: SEK 2.6 million). Net change in cash and cash equivalents during 2000 was negative, in the amount of SEK 56.5 million (1999: negative SEK 77.9 million). At the end of the year, the parent company's liquid funds amounted to SEK 47.1 million (1999: SEK 103.6 million), the equity/assets ratio was 69.2% (1999: 85.8%) and shareholders' equity was SEK 65.5 million (1999: SEK 145.4 million).

PROPOSED DIVIDEND

The group does not have any non-restricted retained earnings and therefore no dividends shall be proposed. The Board of Directors proposes that the accumulated loss on the balance sheet, SEK 79.9 million, be covered by charging the share premium reserve.

FUTURE OUTLOOK

Biora does not issue any earnings forecasts. During 2001, efforts will continue primarily in the U.S., German and Japanese markets. Biora now has a European marketing organization that coordinates sales with Biora international customer Center in Malmo and marketing with the U.S. market company.

Furthermore, the process to divest BioEx continues. In addition, the Board of Directors proposes that the shareholders at the Annual General Meeting give the Board authority to issue new shares, if deemed necessary.


                                       STATEMENTS OF OPERATIONS


NOTE       (TSEK)                                                     CONSOLIDATED                 PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------
                                                                       2000            1999           2000          1999
      2,3  Net Sales                                                 89,160          73,556         53,598        51,061
        8  Cost of goods sold                                       -21,148         -15,470        -19,688       -15,267
           GROSS PROFIT                                              68,012          58,086         33,910        35,794
           -------------------------------------------------------------------------------------------------------------

     6, 8  Selling expenses                                         -78,387         -90,783        -48,305       -58,972
        8  Administrative expenses                                  -25,437         -18,505        -24,715       -18,324
     7, 8  Research and development costs                           -42,789         -41,597        -40,600       -41,142
        9  Other operating income                                       643           4,001            636         3,622
        9  Other operating expenses                                    -753          -3,007           -565        -3,013
           LOSS FROM OPERATIONS                                     -78,711         -91,805        -79,639       -82,035
           -------------------------------------------------------------------------------------------------------------

       13  Result from participations in group companies                  -               -         -2,813        -2,390
           Interest income and similar profit/loss items              3,095           5,231          2,933         5,069
           Interest expenses and similar profit/loss items             -365             -11           -355            -7
           LOSS AFTER FINANCIAL ITEMS                               -75,981         -86,585        -79,874       -79,363
           -------------------------------------------------------------------------------------------------------------

       10  Appropriations                                                 -               -              -         1,535
       11  Incomes tax                                                 -168            -154              -             -
           NET LOSS FOR THE YEAR                                    -76,149         -86,739        -79,874       -77,828
           -------------------------------------------------------------------------------------------------------------


                                           BALANCE SHEETS

ASSETS


NOTE        (TSEK)                                                 CONSOLIDATED                    PARENT COMPANY
--------------------------------------------------------------------------------------------------------------------------
           ASSETS DECEMBER 31                                      2000             1999            2000              1999
           LONG-TERM ASSETS
       12  INTANGIBLE ASSETS
           Capitalized research and development
           costs                                                      -           10,514               -             6,481
           Patents                                                7,112            6,059           3,380             4,103
           TOTAL INTANGIBLE ASSETS                                7,112           16,573           3,380            10,584

           TANGIBLE ASSETS
           Plant and machinery                                    2,160            2,248           2,160             2,248
           Equipment, tools, fixtures and fittings                4,282            8,253           2,273             4,258
           Advance payments for tangible assets                       -              342               -               342
           TOTAL TANGIBLE ASSETS                                  6,442           10,843           4,433             6,848
           ---------------------------------------------------------------------------------------------------------------

           FINANCIAL ASSETS
           Shares in subsidiaries                                     -                -          12,511            17,258
       13  Receivables from group companies                           -                -          12,552            16,640
       14  Other long term receivables                            2,553            2,534           2,300             2,319
       15  TOTAL FINANCIAL ASSETS                                 2,553            2,534          27,363            36,217
           ---------------------------------------------------------------------------------------------------------------

           TOTAL LONG-TERM ASSETS                                16,107           29,950          35,176            53,649
           ---------------------------------------------------------------------------------------------------------------

           CURRENT ASSETS
           INVENTORIES
           Raw materials and consumables                          1,172            1,200           1,172             1,200
           Work in progress                                         666            2,761             666             2,761
           Finished products                                      5,040            1,214           4,633               275
           TOTAL INVENTORIES                                      6,878            5,175           6,471             4,236
           ---------------------------------------------------------------------------------------------------------------

           Current receivables
           Accounts receivable - trade                            9,173            9,281           2,198             3,654
           Other current receivables                              2,618            2,769           1,899             2,234
       16  Prepaid expenses and accrued income                    2,693            2,757           1,807             2,062
       17  TOTAL CURRENT RECEIVABLES                             14,484           14,807           5,904             7,950
           ---------------------------------------------------------------------------------------------------------------
           BANK DEPOSITS                                         40,000           90,000          40,000            90,000
           ---------------------------------------------------------------------------------------------------------------
       18  CASH AND BANKS                                        13,755           22,804           7,088            13,606
           ---------------------------------------------------------------------------------------------------------------
       18  TOTAL CURRENT ASSETS                                  75,117          132,786          59,463           115,792
           ---------------------------------------------------------------------------------------------------------------
           TOTAL ASSETS                                          91,224          162,736          94,639           169,441
           ---------------------------------------------------------------------------------------------------------------



                                           BALANCE SHEETS

SHAREHOLDERS' EQUITY AND LIABILITIES


NOTE       (TSEK)                                                 CONSOLIDATED                    PARENT COMPANY
--------------------------------------------------------------------------------------------------------------------------
           SHAREHOLDERS' EQUITY AND LIABILITIES
           DECEMBER 31                                             2000             1999            2000              1999

           SHAREHOLDER'S EQUITY
       19  RESTRICTED EQUITY
           Share capital                                            848              848             848               848
           Share premium reserve                                144,559          222,386         144,559           222,386
           Other restricted equity                                  303              173               -                 -
           TOTAL RESTRICTED EQUITY                              145,710          223,407         145,407           223,234
           ---------------------------------------------------------------------------------------------------------------

           ACCUMULATED LOSS
           Accumulated loss                                     -18,646           -9,262               -                 -
           Net loss for the year                                -76,149          -86,739         -79,874           -77,828
           TOTAL ACCUMULATED LOSS                               -94,795          -96,001         -79,874           -77,828
           TOTAL SHAREHOLDERS' EQUITY                            50,915          127,406          65,533           145,406
           ---------------------------------------------------------------------------------------------------------------

           PROVISIONS
           Provisions for pensions                                  233              248               -                 -
           Other provisions                                          28              196               -                 -
           TOTAL PROVISIONS                                         261              444               -                 -
           ---------------------------------------------------------------------------------------------------------------

           LONG-TERM LIABILITIES
       20  Liabilities to credit institutions                     2,400                -           2,400                 -
           Other long-term liabilities                            5,506            5,505           7,320             7,320
           TOTAL LONG-TERM LIABILITIES                            7,906            5,505           9,720             7,320
           ---------------------------------------------------------------------------------------------------------------

           CURRENT LIABILITIES
           Accounts payable - trade                               8,973            7,600           7,629             4,860
           Income tax liability                                     150                -               -                 -
           Other current liabilities                              2,150            2,285             934               875
       21  Accrued expenses                                      20,869           19,496          10,823            10,980
       22  TOTAL CURRENT LIABILITIES                             32,142           29,381          19,386            16,715
           ---------------------------------------------------------------------------------------------------------------

           TOTAL SHAREHOLDERS'
           EQUITY
           AND LIABILITIES                                       91,224          162,736          94,639           169,441
           ---------------------------------------------------------------------------------------------------------------

           PLEDGED ASSETS AND CONTINGENT
           LIABILITIES
       26  Pledged assets                                          None             None            None              None
           Contingent liabilities                                 9,136           10,201           9,136            10,201


                                      STATEMENTS OF CASH FLOWS



(TSEK)                                                  CONSOLIDATED                    PARENT COMPANY
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                     2000             1999           2000              1999

Net loss                                              -76,149          -86,739        -79,874           -77,828
ADJUSTMENTS TO RECONCILE NET LOSS TO NET
CASH FLOWS USED IN OPERATING ACTIVITIES
Depreciation of tangible assets and
amortization of  patents                                8,852            5,552          5,851             3,657
Change in capitalized research and
development costs                                      10,514            8,595          6,481             5,298
Capital loss                                              257              221             84               200
Write-down of shares in subsidiary                          -                -          4,747                 -
Changes in receivables from group
companies affecting net loss                                -                -         -4,041            12,724
Changes in other long term receivables                    -16               49             13                51
Changes in provisions                                    -190               87              -                 -
Changes in long-term liabilities
concerning option premiums received                         1               30              -                 -
Appropriation to foreign exchange
reserve                                                     -                -              -            -1,535
Taxes                                                     168              154              -                 -
CHANGE IN ASSETS AND LIABILITIES
Accounts receivable - trade                               616           -3,137          1,456            -2,761
Inventories                                            -1,340           -1,031         -2,235              -612
Other current assets                                      284            3,707            590             3,412
Accounts payable and other current
liabilities                                               545            2,908          5,326             4,890
NET CASH USED IN OPERATING ACTIVITIES                 -56,458          -69,604        -61,602           -52,504
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures (tangible assets and
patents)                                               -5,740           -4,024         -2,834            -2,508
Proceeds from sales of tangible assets                    242               32             24               283
Advance payments for tangible assets                        -             -342              -              -342
Shares in subsidiaries                                      -                -              -              -571
Transfer of cash to group companies                         -                -          5,488           -22,330
Payments concerning other long-term
receivables                                                 6              -29              6                39
NET CASH USED IN / FROM INVESTING
ACTIVITIES                                             -5,492           -4,363          2,684           -25,429
---------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Issuance of debt                                        2,400                -          2,400                 -
NET CASH FROM FINANCING ACTIVITIES                      2,400                -          2,400                 -
---------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash
and cash equivalents                                      501             -277              -                 -
NET CHANGE IN CASH AND CASH
EQUIVALENTS                                           -59,049          -74,244        -56,518           -77,933
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of
year                                                  112,804          187,048        103,606           181,539
Cash and cash equivalents, end of year                 53,755          112,804         47,088           103,606
NET CHANGE IN CASH AND CASH
EQUIVALENTS                                           -59,049          -74,244        -56,518           -77,933
---------------------------------------------------------------------------------------------------------------
Cash received for interest                              2,926            8,806          2,747             8,647
Cash paid for interest                                    392               11            381                 7
Cash paid for taxes                                        42               41              -                 -
NOTES
(Amounts in SEK 000s where not otherwise indicated)



NOTE 1 ACCOUNTING PRINCIPLES

The accompanying financial statements of Biora AB (publ) (the Parent Company), and its subsidiaries (Biora AB and subsidiaries collectively referred to as the Company) have been prepared according to the Swedish Annual Accounts Act and the Swedish Financial Accounting Standards Council's recommendations, which means in accordance with generally accepted accounting principles in Sweden (Swedish GAAP).These accounting principles differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). See note 25 regarding differences between Swedish GAAP and U.S. GAAP affecting the Company's earnings and shareholders' equity.

The accounting principles have been kept unchanged as compared to the previous year.

CONSOLIDATION PRINCIPLES

The consolidated financial statements comprise the financial accounts for the Company. The consolidated financial statements have been prepared in accordance with the Swedish Financial Accounting Standards Council's RR 1:96 recommendation. Consolidation has been carried out in accordance with the acquisition accounting method. Inter-company transactions have been eliminated in the consolidation.

TRANSLATION OF THE ACCOUNTS OF FOREIGN SUBSIDIARIES

The Company applies the Current Method, which means that the Balance Sheets of the foreign operations have been translated at the average of the buy and sell exchange rates prevailing at the end of the year, and their Statements of Operations have been translated at the average exchange rate for the fiscal year. Resulting translation differences have been recorded directly to shareholders' equity, see note 19.

REVENUE RECOGNITION

Revenue from the sale of goods is recorded upon delivery.

COST OF GOODS SOLD

With Emdogain becoming fully commercially available in 1996, the Company has accounted for production costs as costs of goods sold, with the exception of costs directly related to research and development. Cost of goods sold also includes 2.5% royalty to Astra on sales of Emdogain (see note 24).

RESEARCH AND DEVELOPMENT (R&D) COSTS

R&D costs consist of all costs attributable to the preclinical and clinical divisions in the Parent Company, including product development, costs relating to product registration and costs for clinical studies. R&D costs also include amortization of capitalized R&D costs and patents and depreciation of equipment for R&D purposes.

CAPITALIZED RESEARCH AND DEVELOPMENT (R&D) COSTS

Capitalized costs in the Consolidated and Parent Company Balance Sheets comprise R&D costs and costs relating to the registration application for Emdogain. The capitalization of these costs began when the clinical tests were concluded and the registration application for Emdogain was prepared and submitted to the U.S. Food and Drug Administration (FDA). All R&D costs previously incurred by the Company have been charged to the Statement of Operations. The Company reviews the recoverability of the capitalized costs based upon projected future undiscounted cash flows of the related product. The capitalized costs are fully amortized in connection with the year end closing 2000. They have been amortized over a five-year period, based on the estimated sales revenue beginning in 1996 when Emdogain became fully commercially available. R&D costs attributable to the development of other products based on the Emdogain technology and to new formulations of Emdogain are currently expensed. Product registration costs are expensed as incurred.

PATENTS

Patents have been reported at original acquisition cost less accumulated amortization. Patents are amortized over the estimated economic life of the product to which the patent refers, which normally exceeds 5 years, beginning when the product becomes fully commercially available. The amortization period does neither exceed 10 years nor does it exceed the period of validity of the various patents.

MACHINERY AND EQUIPMENT

Machinery and equipment are reported at original acquisition cost less accumulated depreciation. Maintenance and repair costs are expensed as incurred. New investments, improvements and major repurchases are capitalized. Computer equipment are depreciated over an estimated useful life of 3 years. Other machinery and equipment are as before depreciated over an estimated useful life of 5 years.

LEASING AGREEMENTS

The Company leases certain plants and equipment under operating leases.

RECEIVABLES

If a subsidiary has a negative equity recorded, the Parent Company's receivable from the subsidiary is written down by the corresponding amount. All other receivables are recorded at their expected net realizable value.

INVENTORIES

Inventories are reported at the lower of cost and net realizable value. The "first in, first out" method has been applied for all inventories. Provision has been made for obsolete inventories.

CASH EQUIVALENTS

Cash and banks and Bank deposits are considered as cash equivalents. The cash equivalents have original maturity of 90 days or less.

INCOME TAXES

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax liabilities are set off against deferred tax assets. Remaining deferred tax assets, which include the tax effect of tax loss carried forward, are reduced by a valuation allowance to the amount that is "more likely than not" to be realized. Tax legislation in Sweden offers the company the opportunity to defer its current tax liability by making tax deductible allocations to untaxed reserves. See note 11 and 25.

RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCY

Assets and liabilities denominated in foreign currencies have been translated at the year-end exchange rate. Currency-hedged balances have been translated at the spot rate when the balance occurred with adjustment for the accrued deduction or addition agreed upon in the hedge contract. Exchange gains/losses pertaining to operating assets and liabilities are included in consolidated Other operating income by 198 (3,987) and in Other operating expenses by 484 (2,770). Exchange gains pertaining to current financial assets have been included in consolidated Interest income by 127
(312). In the Parent company, the foreign exchange reserve for unrealized exchange gains related to long-term receivables was resolved in 1999 in accordance with the Swedish Financial Accounting Standards Council's RR 8 recommendation.

HEDGING OF FUTURE CASH FLOW

Certain expected future cash flows in foreign currency concerning anticipated transactions are hedged using forward exchange contracts. Unrealized gains and losses on such financial instruments that are designated as a hedge are deferred and are recognized as an adjustment of the measurement of the transaction when it actually occurs. It is the policy of the Parent Company to hedge 75% of anticipated, budgeted future cash inflows in foreign currency the following twelve months. Additionally part of the anticipated cash inflows in YEN in the year 2001 was hedged as per Dec 31, 1999, after decision by the Board of Directors. To avoid currency risks in the net receivables from the subsidiaries (receivables after deduction of write-downs made) the Parent Company has, in accordance with this policy, hedged the main part of the net receivables in accordance with forward exchange contracts. The forward exchange contracts prevailing on December 31, 2000, had a duration up until March 30, 2001. During 1999 and 2000 budgeted inflows in YEN were hedged by foreign exchange contracts. The corresponding inflows budgeted for the year 2001 have been hedged by foreign exchange contracts.

NOTE 2 SALES TO SUBSIDIARIES

Of the Parent Company's sales, sales to subsidiaries accounted for SEK 37.0 million (36.6), in per cent 69(72). The Parent Company has no purchases from the subsidiaries.

NOTE 3 GEOGRAPHIC SEGMENT INFORMATION

The Company's manufacturing facilities are located in Sweden.



                               CONSOLIDATED                     PARENT COMPANY
NET SALES                       2000             1999              2000             1999

U.S.                          43,778           28,952            23,878           18,821
Germany, Austria              16,789           19,360             6,998           11,844
Japan                          6,034            6,902             6,034            6,902
Italy                          6,390            5,427             3,242            2,910
Nordic countries               5,062            4,759             5,062            4,759
Benelux countries              3,146            3,398             1,701            1,931
Canada, Mexico                 2,239            1,308             2,196            1,308
Switzerland                    1,234            1,126               680              655
UK                             1,159              875               525              482
Other countries                3,329            1,449             3,282            1,449
----------------------------------------------------------------------------------------
TOTAL                         89,160           73,556            53,598           51,061
----------------------------------------------------------------------------------------


NOTE 4 PERSONNEL

The average number of employees during the fiscal year at each working site.


                                                2000                                        1999
                                      Number of        Of which men %            Number of        Of which men %
                                      employees                                  employees
----------------------------------------------------------------------------------------------------------------
PARENT COMPANY                             38                    24                     40                    26
----------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
Germany                                    13                    48                     18                    45
Switzerland                                 -                     -                      0                    50
U.S.                                       26                    54                     22                    59
Italy                                       1                     7                      2                    50
Netherlands                                 4                    54                      3                    47
UK                                          -                     -                      2                     0
TOTAL, SUBSIDIARIES                        44                    51                     47                    50
----------------------------------------------------------------------------------------------------------------
CONSOLIDATED                               82                    38                     87                    39
----------------------------------------------------------------------------------------------------------------

WAGES, SALARIES, OTHER REMUNERATION AND SOCIAL INSURANCE COSTS DURING THE FISCAL YEAR.


                                                 2000                                          1999
                             Wages, salaries, and       Social insurance   Wages, salaries, and       Social insurance
                               other remuneration               expenses     other remuneration               expenses
                                                       (of which pension                             (of which pension
                                                                   costs                                         costs
----------------------------------------------------------------------------------------------------------------------
Parent Company                             17,721                  9,225                 18,712                  9,203
                                                                (3,490)*                                      (3,695)*
----------------------------------------------------------------------------------------------------------------------
Subsidiaries                               25,157                  3,071                 29,346                  4,765
                                                                   (715)                                         (897)
----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED                               42,878                 12,296                 48,058                 13,968
                                                               (4,205)**                                     (4,592)**
----------------------------------------------------------------------------------------------------------------------

*    1,434 (781) of the Parent Company's pension cost refer to the category
     Board of Directors and President. The Parent Company did not have any outstanding pension obligations neither at December 31, 1999 nor at December 31, 2000.
**   1,623 (1,260) of the consolidated pension cost refer to the category
     Board of Directors and President. The consolidated outstanding pension obligations to this category amount to 233 (248).


WAGES, SALARIES, OTHER REMUNERATION AT EACH WORKING SITE DISTRIBUTED BETWEEN THE PARENT COMPANY AND THE SUBSIDIARIES AND BETWEEN BOARD MEMBERS ETC. AND OTHER EMPLOYEES


                                                         2000                                       1999
                                               Board of                                    Board of
                                          Directors and                               Directors and
                                              President       Other employees             President      Other employees
------------------------------------------------------------------------------------------------------------------------
PARENT COMPANY                                    4,893                12,828                 3,165               15,547
------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
Sweden                                                -                     -                    25                    -
Germany 1)                                         -135                 5,528                 2,600                8,435
Switzerland                                           -                     -                   340                  182
U.S.                                             1.,800                14,895                 1,623               12,408
Italy 2)                                             81                   175                   972                  189
Netherlands 3)                                    1,916                   897                   843                  782
UK                                                    -                     -                     -                  947
TOTAL, SUBSIDIARIES                               3,662               21, 495                 6,403               22,943
------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED                                      8,555                34,323                 9,568               38,490
------------------------------------------------------------------------------------------------------------------------

1) Severance pay amounting to 1,382 was included in the remuneration to the President in Germany 1999. The final settlement resulted in two in stead of twelve months severance pay. Accordingly the year 2000 remuneration to the President has been reduced by 1,105.
2) The employment contract with the President in Italy was transformed into a consultancy agreement as from February 1 2000.
3) Severance pay amounting to 1,316 is included in the year 2000 remuneration to the employees in Holland, including 1,154 to the President.


Information below regarding benefits expensed for senior executives refers to 2000 and has been reported in accordance with the recommendation of the Swedish Industry and Commerce Stock Exchange Committee.

A fee of 150 has been expensed regarding Per Wahlstrom, Chairman of the Board of Biora. In addition to the ordinary fee three Board members have received remuneration for their services as members of the Audit Committee of Biora as follows: Svein G. Eskedal 40, Bertil Koch Konsult 25,Toni Weitzberg 25. Additionally Eskedal Consult A/S has received 1,082 for consultancy assignments.

The salary expensed for Tomas Hammargren, President of Biora until August 13, 2000, amounted to 2,506, including severance pay of 1,758. In addition he received pension benefits paid by Biora in accordance with an individual plan prepared by Forsakrings AB Skandia, for which the Company expensed 738, including 522 concerning the severance pay. In accordance with the employment contract, Tomas Hammargren was entitled to severance pay equal to 18 months' salary.

The salary expensed for Rickard Soderberg, President of Biora as from August, 14, 2000, amounted to 650. In addition he received pension benefits paid by Biora in accordance with an individual plan prepared by Forsakrings AB Skandia, for which the Company expensed 135. In accordance with the employment contract, Rickard Soderberg is entitled to a six months mutual period of notice and in addition a severance pay equal to 18 months' salary. Rickard Soderberg is also entitled to the customary company car.

The salary expensed for Anders Agering, Executive Vice President of Biora, amounted to 882. In addition he received pension benefits paid by Biora in accordance with an individual plan prepared by SPP Liv, for which the Company expensed 286. In accordance with the employment contract, Anders Agering is entitled to severance pay equal to one year's salary plus a further six months salary after the age of 50. Other senior executives employed by the Parent Company are also entitled to a severance pay not exceeding 18 months' salary. Future pension benefits are based on individual plans.

NOTE 5 REMUNERATION TO THE AUDITORS OF THE COMPANY

The following remuneration to the auditors of the Company, KPMG, are included in the Loss from operations:


                                                  CONSOLIDATED                              PARENT COMPANY
----------------------------------------------------------------------------- -------------------------------------
                                           2000               1999                 2000                  1999

Audit assignments                               423                  461                   215                  215
Other assignments                               338                  658                   195                  159
-------------------------------------------------------------------------------------------------------------------
TOTAL                                           761                1,119                   410                  374
-------------------------------------------------------------------------------------------------------------------

NOTE 6 SELLING EXPENSES

Marketing expenses of the subsidiaries have to a large extent been covered by cash and inventory provided by the Parent Company. The Parent Company's receivables from the subsidiaries have been written down in the 1998 years result by the same amount as the negative equity in the subsidiaries, SEK
84.1 million. The year end closings of 1999 and 2000 have resulted in reversal of some of the write-downs made.

NOTE 7 RESEARCH AND DEVELOPMENT (R&D) COSTS

In the Statements of Operations, R&D costs have been reported as net amounts, after deductions for costs capitalized during the year, in accordance with the following:


                                                  CONSOLIDATED                              PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------
                                           2000                  1999                 2000                  1999
Total research and development
costs                                            42,789                41,597                40,600               41,142
------------------------------------------------------------------------------------------------------------------------
Capitalized research and
development costs                                     -                     -                     -                    -
------------------------------------------------------------------------------------------------------------------------
NET                                              42,789                41,597                40,600               41,142
------------------------------------------------------------------------------------------------------------------------


Concerning progressive amortization of capitalized R&D costs included in research and development costs, see note 8.

NOTE 8 DEPRECIATION / AMORTIZATION

In the Statements of Operations, the following depreciation / amortization has been included in the cost of goods sold, selling expenses, administrative expenses and research and development costs:


                                                  CONSOLIDATED                              PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------
                                           2000                  1999                 2000                  1999
Cost of goods sold                                 1,072                  844                1,072                   844
------------------------------------------------------------------------------------------------------------------------
Selling expenses                                   3,235                2,049                  378                   304
------------------------------------------------------------------------------------------------------------------------
Administrative expenses                              552                  358                  552                   358
------------------------------------------------------------------------------------------------------------------------
Research and development
costs                                             14,507               10,896               10,330                 7,449
------------------------------------------------------------------------------------------------------------------------
TOTAL                                             19,366               14,147               12,332                 8,955
------------------------------------------------------------------------------------------------------------------------

Included in depreciation / amortization accounted for as research and development costs are amortization of capitalized R&D costs amounting to 10,514 (8,595) Consolidated and 6,481 (5,298) in the Parent Company. In the year 2000 depreciation / amortization is included a write-down of the Amelin-patent by 1,430 in the Parent Company as well as Consolidated. Due to the computer equipment being depreciated over an estimated useful life of 3 years as from year 2000, the depreciations are approximately SEK 1.7 million larger than would have been the case if the useful life had still been estimated to 5 years. See note 12 concerning the distribution of depreciation / amortization between the other different kinds of long-term assets.

NOTE 9 OTHER OPERATING INCOME AND EXPENSES

A pension fee surplus at SPP of 446 has been disclosed as other operating income during year 2000. Concerning exhange rate differences see note 1.

NOTE 10 APPROPRIATIONS

Pertain for 1999 to resolving of foreign exchange reserve in the Parent
Company.

NOTE 11 INCOME TAXES

The loss before income taxes consists of the following:


                              2000                  1999
Sweden                              -88,449               -87,649
-----------------------------------------------------------------
Foreign                              12,468                 1,064
-----------------------------------------------------------------
TOTAL                               -75,981               -86,585
-----------------------------------------------------------------

Income taxes are distributed as follows:


                              2000                  1999
-----------------------------------------------------------------
Current
Sweden                                   -4                     -
-----------------------------------------------------------------
Foreign                                -164                  -154
-----------------------------------------------------------------
TOTAL                                  -168                  -154
-----------------------------------------------------------------
Deferred
Sweden1)                                  -                     0
-----------------------------------------------------------------
Foreign                                   -                     -
-----------------------------------------------------------------
TOTAL                                  -168                  -154
-----------------------------------------------------------------

1) Deferred tax liability concerning untaxed reserves was resolved by 430 in 1999. In 1998 this deferred tax liability was netted against deferred tax asset from non utilized tax losses carried forward. See also note 25
e).

The foreign income taxes are state taxes and federal "Alternative Minimum Tax" in the U.S. and local tax ("IRAP") in Italy.

Deferred taxes on losses have not been recorded.

A reconciliation of the nominal tax expected, 28 %, compared with the Company's effective tax is shown below:


                                          2000                  1999
EXPECTED INCOME TAX BENEFIT 1)                21,275                24,244
--------------------------------------------------------------------------
Effect of:
Difference in tax rates for foreign
subsidiaries                                  -1,645                  -369
--------------------------------------------------------------------------
Losses not currently utilized                -23,091               -24,825
--------------------------------------------------------------------------
Utilized losses from earlier years             5,585                 2,065
--------------------------------------------------------------------------
Non-deductible items                          -2,294                -1,273
Non-taxable income                                 2                     4
--------------------------------------------------------------------------
ACTUAL TAX ACCORDING TO STATEMENTS              -168                  -154
OF OPERATIONS
--------------------------------------------------------------------------

1) Expected income tax benefit is determined by applying the statutory federal Swedish tax rate of 28% to the net loss before tax.

The Company had tax loss carried forward in The Netherlands, Germany, Italy, UK, Switzerland and U.S., that amounted to 176,864 at December 31, 2000. These tax losses carried forward are, however, still subject to audit and approval by the relevant tax authorities. The applicable tax rates for the foreign subsidia-ries are 35% in The Netherlands, 37% in Germany, 40.5% in Italy, 30% in UK, 25% in Switzerland and 42% in U.S.

The Company had tax loss carried forward in Sweden that amounted to 260,519 at December 31, 2000. This tax loss carried forward is, however, also subject to audit and approval by the Swedish tax authorities. Under the tax laws of The Netherlands, Germany, Italy, UK and Sweden tax losses carried forward do not expire. For Switzerland the time limit is 7 years and for U.S. 15 years.

NOTE 12 ACQUISITION VALUE OF LONG-TERM ASSETS, ETC.

CAPITALIZED R&D COSTS


                                                  CONSOLIDATED                              PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------
                                           2000                  1999                 2000                  1999

Accumulated acquisition cost,
beginning and end of year                         23,094               23,094               14,236                14,236
------------------------------------------------------------------------------------------------------------------------
Accumulated amortization,
beginning of year                                -12,580               -3,985               -7,755                -2,457
------------------------------------------------------------------------------------------------------------------------
Amortization for the year                        -10,514               -8,595               -6,481                -5,298
------------------------------------------------------------------------------------------------------------------------
Accumulated amortization,
end of year                                      -23,094              -12,580              -14,236                -7,755
------------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE, END OF YEAR                            -               10,514                    -                 6,481
------------------------------------------------------------------------------------------------------------------------

PATENTS

                                                  CONSOLIDATED                              PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------
                                           2000                  1999                 2000                  1999
Accumulated acquisition cost,
beginning of year                                  8,463                7,571                5,999                 6,002
------------------------------------------------------------------------------------------------------------------------
Capital expenditures for the
year                                               3,589                1,040                1,799                   248
------------------------------------------------------------------------------------------------------------------------
Sales / disposals                                      0                    0                 -104                  -251
------------------------------------------------------------------------------------------------------------------------
Translation differences for the
year                                                  32                 -148                    -                     -
------------------------------------------------------------------------------------------------------------------------
ACCUMULATED ACQUISITION
COST, END OF YEAR                                 12,084                8,463                7,694                 5,999
------------------------------------------------------------------------------------------------------------------------
Accumulated amortization,
beginning of year                                 -2,404               -1,343               -1,896                  -943
------------------------------------------------------------------------------------------------------------------------
Amortization for the year                         -1,132               -1,103                 -988                  -953
------------------------------------------------------------------------------------------------------------------------
Write-downs for the year                          -1,430                    -               -1,430                     -
------------------------------------------------------------------------------------------------------------------------
Translation differences for the
year                                                  -6                   42                    -                     -
------------------------------------------------------------------------------------------------------------------------
ACCUMULATED AMORTIZATION,
END OF YEAR                                       -4,972               -2,404               -4,314                -1,896
------------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE, END OF YEAR                        7,112                6,059                3,380                 4,103
------------------------------------------------------------------------------------------------------------------------

Concerning write-downs for the year see note 8.

PLANT AND MACHINERY

                                                  CONSOLIDATED                              PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------
                                           2000                  1999                 2000                  1999
Accumulated acquisition cost,
beginning of year                                  6,013                4,931                6,013                 4,931
------------------------------------------------------------------------------------------------------------------------
Capital expenditures for the
year                                                1984                1,181                  984                 1,181
------------------------------------------------------------------------------------------------------------------------
Sales / disposals                                    -50                 -134                  -50                  -134
------------------------------------------------------------------------------------------------------------------------
Reclassification                                      -7                   35                   -7                    35
------------------------------------------------------------------------------------------------------------------------
ACCUMULATED ACQUISITION
COST, END OF YEAR                                  6,940                6,013                6,940                 6,013
------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation,
beginning of year                                 -3,765               -2,994               -3,765                -2,994
------------------------------------------------------------------------------------------------------------------------
Sales / disposals                                     50                   87                   50                    87
------------------------------------------------------------------------------------------------------------------------
Reclassification                                       7                  -14                    7                   -14
------------------------------------------------------------------------------------------------------------------------
Depreciation of the year                          -1,072                 -844               -1,072                  -844
------------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEPRECIATION,
END OF YEAR                                       -4,780               -3,765               -4,780                -3,765
------------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE, END OF YEAR                        2,160                2,248                2,160                 2,248
------------------------------------------------------------------------------------------------------------------------

EQUIPMENT, TOOLS, FIXTURES AND FITTINGS


                                                  CONSOLIDATED                              PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------
                                           2000                  1999                 2000                  1999
Accumulated acquisition cost,
beginning of year                                 18,507               17,463                9,923                 9,502
------------------------------------------------------------------------------------------------------------------------
Capital expenditures for the
year                                               1,510                1,802                  485                 1,078
------------------------------------------------------------------------------------------------------------------------
Sales / disposals                                 -1,217                 -688                 -304                  -622
------------------------------------------------------------------------------------------------------------------------
Reclassification                                       7                  -35                    7                   -35
------------------------------------------------------------------------------------------------------------------------
Translation differences for the
year                                                 735                  -35                    -                     -
------------------------------------------------------------------------------------------------------------------------
ACCUMULATED ACQUISITION
COST, END OF YEAR                                 19,542               18,507               10,111                 9,923
------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation,
beginning of year                                -10,254               -7,131               -5,665                -4,257
------------------------------------------------------------------------------------------------------------------------
Sales / disposals                                    718                  464                  195                   437
------------------------------------------------------------------------------------------------------------------------
Reclassification                                      -7                   14                   -7                    14
------------------------------------------------------------------------------------------------------------------------
Depreciation of the year                          -5,218               -3,586               -2,361                -1,859
------------------------------------------------------------------------------------------------------------------------
Translation differences for the
year                                                -499                  -15                    -                     -
------------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEPRECIATION,
END OF YEAR                                      -15,260              -10,254               -7,838                -5,665
------------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE, END OF YEAR                        4,282                8,253                2,273                 4,258
------------------------------------------------------------------------------------------------------------------------


NOTE 13 SHARES IN SUBSIDIARIES


                                                 Registration No.           Number        Holding        Book value
Bioventures BV, Amsterdam, The Netherlands                      59621            400           100%           11,452
Biora Benelux Dental Products BV,
Amsterdam, The Netherlands 1)                                  261502              -           100%                -
Biora GmbH, Bad Homburg, Germany HBR                             5584              1           100%              237
Biora SA Ltd, Johannesburg, South Africa                  96/06582/07        360,000           100%                -
Biora Inc, Chicago, U.S.                                    364104072          1,000           100%                7
Biora Srl, Milano, Italy                                   60630/1997         20,000           100%               89
Biora Limited, London, UK                                     3399381              2           100%                0
Biora AG, Zurich, Switzerland                           CH02030200827            200           100%              526
Biora Option AB, Malmo, Sweden                            556555-0729          1.000           100%              100
Biora BioEx AB, Malmo, Sweden                             556566-6202          1.000           100%              100
TOTAL                                                                                                         12,511

1) Subsidiary to Bioventures BV

The book value of the shares in Biora Srl has been written down by 4,747, an amount corresponding to the shareholders' contributions made by the Parent Company during 1997-1999.

NOTE 14 RECEIVABLES FROM GROUP COMPANIES

The Parent Company's receivables from the subsidiaries have been written down by the same amount as the negative equity in the subsidiaries, see note 6.

NOTE 15 OTHER LONG-TERM RECEIVABLES


                                                  CONSOLIDATED                              PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------
                                           2000                  1999                 2000                  1999
Opening balance                                    2,534                2,571                2,319                 2,409
Deposits repaid                                       -6                  -39                   -6                   -39
------------------------------------------------------------------------------------------------------------------------
Deposits expensed                                    -14                  -51                  -13                   -51
Capital value of paid pension
insurance fees in Germany                             30                   68                    -                     -
------------------------------------------------------------------------------------------------------------------------
Translation differences for the
year                                                   9                  -15                    -                     -
CLOSING BALANCE                                    2,553                2,534                2,300                 2,319
------------------------------------------------------------------------------------------------------------------------


NOTE 16 OTHER CURRENT RECEIVABLES


                                                  CONSOLIDATED                              PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------
                                           2000                  1999                 2000                  1999
Tax receivables                                      678                  292                  663                   403
------------------------------------------------------------------------------------------------------------------------
V.A.T.                                             1,548                2,133                  895                 1,739
------------------------------------------------------------------------------------------------------------------------
Receivables from employees                            59                   77                   48                    17
Receivable from SPP                                  250                    -                  250                     -
------------------------------------------------------------------------------------------------------------------------
Other current receivables                             83                  267                   43                    75
TOTAL                                              2,618                2,769                1,899                 2,234
------------------------------------------------------------------------------------------------------------------------


NOTE 17 PREPAID EXPENSES AND ACCRUED INCOME


                                               CONSOLIDATED                            PARENT COMPANY
-------------------------------------------------------------------------------------------------------------------
                                         2000                 1999                2000                1999
Prepaid leasing and property
rental expenses                                  1,012                 947               1,012                  909
Prepaid insurances                                 482                 674                 281                  466
Prepaid marketing expenses                         352                 579                 126                  216
Prepaid travel expenses                             60                 144                  60                  144
Other prepaid expenses                             739                 405                 280                  319
Accrued interest income                             48                   8                  48                    8
TOTAL                                            2,693               2,757               1,807                2,062

NOTE 18 CASH AND CASH EQUIVALENTS


                                                  CONSOLIDATED                              PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------
                                           2000                  1999                 2000                  1999
Bank deposits                                    40,000                90,000                40,000               90,000
Cash and banks                                   13,755                22,804                 7,088               13,606
TOTAL                                            53,755               112,804                47,088              103,606

The following amounts were invested short-term at a fixed rate of interest:


                                                         PERIOD       AMOUNT
Handelsbanken Markets        December 22, 2000- January 2, 2001      40,000
TOTAL                                                                40,000

As per December 31, 2000, as well as per December 31, 1999, Biora GmbH had unutilized bank overdraft facilities amounting to 30,000 DEM.

NOTE 19 SHAREHOLDERS' EQUITY


                                                                      RESTRICTED EQUITY                      ACCUMULATED LOSS
                                          Share      Share
                               Number of  capital    premium      Other     Translation   Accumulated    Translation
CONSOLIDATED                   shares     reserve    equity    restricted   differences       loss       differences    Total
----------------------------------------------------------------------------------------------------------------------- ------
Balance at December 31, 1999  21,203,800    848      222,387           -           173        -92,024        -3,978    127,406
Disposition of loss in
the Parent Company                                   -77,828                                   77,828                        0
------------------------------------------------------------------------------------------------------------------------------
Change in translation
differences                                                                        130           -472                     -342
Net loss for the year                                                                         -76,149                  -76,149
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000  21,203,800    848      144,559           -           303        -90,345        -4,450     50,915
------------------------------------------------------------------------------------------------------------------------------


                                                         RESTRICTED EQUITY                        ACCUMULATED LOSS
                                          Share      Share
                              Number of   capital    premium      Other                   Accumulated
PARENT COMPANY                shares      reserve    equity    restricted                     loss                 Total
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999  21,203,800    848      222,387           -                      -77,828             145,407
Disposition of loss in
the Parent Company                                          -77,828                            77,828                   0
----------------------------------------------------------------------------------------------------------------------------
Net loss for the year                                                                                             -79,874
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000  21,203,800    848      144,559           -                       79,874              65,533
----------------------------------------------------------------------------------------------------------------------------

The par value of an Ordinary Share is SEK 0.04.

On January 24, 1997, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of 500 principal amount of subordinated debentures at an interest rate of 7% with 560,000 accompanying warrants to Euroventures Nordica. On the same date, Biora and Euroventures Nordica entered into an agreement (the "Key Employee Incentive Plan") pursuant to which Euroventures Nordica agreed to offer all the warrants to officers and other key employees of the Company. These key employees were required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. All of the 560.000 warrants have been subscribed for. Also non-employee members of the Board of Directors hold warrants. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 70.00. Under Swedish law a corporation cannot issue warrants separately from debentures, but accompanying warrants may be detached from the debentures. The warrants were exerciseable for Ordinary Shares at any time up until January 31, 2001. None of these warrants were exercised. See also note 20.

On April 23, 1998, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of 50 principal amount of subordinated debentures with 200,000 accompanying warrants to Biora Option AB. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which reflects the premium to employees of the Company to provide them with appropriate incentives to encourage them to continue in the employ of the Company and to acquire a proprietary interest in the long-term success of Biora. Accordingly the employees were required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. Employees of the Company have subscribed for 89,250 (71,250) warrants of this program. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 130.00.The warrants are exerciseable for Ordinary Shares at any time during May 2002. If all of these warrants are fully exercised, the total number of shares outstanding will increase to 21,403,800. See also note 20.

NOTE 20 LONG-TERM LIABILITIES

The liabilities to credit institutions are the only interest bearing liabilities of both the Parent Company and the Company, amounting to 2,400 on December 31, 2000 (0 on December 31, 1999). This amount is the first payment of the total conditional loan of SEK 15 million, granted by the Swedish Industrial Fund for the project "Emdogain for extra-oral woundhealing applications". SEK 4 million of the loan mature on December 30, 2004, SEK 5 million on December 30, 2005 and remaining amount on December 30, 2006. In addition to interest the Swedish Industrial Fund is entitled to royalty based on net sales as follows:

- 3% of the net sales from the product, from raw material, chemicals, components etc for the product and from services related to the product.

- 12% of all revenues from agreements concerning option to or concerning grant of licence to produce or sell the product, components, chemicals etc for the product as well as services related to the product.

- When the Parent Company has paid a royalty of totally 167% of the loan obtained from the Swedish Industrial Fund the above mentioned royalty rates shall be reduced from 3 to 0.5% and from 12 to 2.4% respectively.

- The royalty right of the Swedish Industrial Fund expires four calendar years after the calendar year when the Parent Company has repaid the outstanding loan including accrued interest, however not before December 30 2010. Other long-term liabilities amounting to 5,320 in the Parent Company and Consolidated apply to option premiums received from the warrant program approved in January 1997, 560,000 warrants a SEK 9.50. Other long-term liabilities amounting to 2,000 in the Parent Company apply to option premiums received from the warrant program approved in April 1998, 200,000 warrants a SEK 10.00. The consolidated Other long-term liabilities, 186
(185), apply to the warrants which so far have been subscribed for by the employees of the Company.

NOTE 21 OTHER CURRENT LIABILITIES


                                      CONSOLIDATED                              PARENT COMPANY
---------------------------------------------------------------------------------------------------------
                                 2000                  1999                 2000                  1999

Employee withholding taxes              1,138                 1,282              918                  866
V.A.T.                                    767                   418                -                    -
Liabilities to customers                  161                   447                5                    7
Other current liabilities                  84                   138               11                    2
TOTAL                                   2,150                 2,285              934                  875

Biora did not have any short term interest bearing liabilities neither on December 31, 2000, nor on December 31, 1999.

NOTE 22 ACCRUED EXPENSES


                                    CONSOLIDATED                              PARENT COMPANY
------------------------------------------------------------------------------------------------------
                                2000                 1999                 2000            1999
Accrued personnel-related
expenses                              8,971                8,879               6,017           4,833
Accrued administrative
expenses                              2,574                2,604               1,924           2,036
Accrued R&D costs                     2,104                3,794               1,407           3,108
Accrued marketing expenses            2,477                1,845               1,015             539
Accrued royalty expenses              4,062                1,737                  16              12
Other accrued expenses                  681                  637                 444             452
TOTAL                                20,869               19,496              10,823          10,980

NOTE 23 OPERATING LEASES

The Company leases certain plants and equipment in accordance with leasing contracts which expire in the year 2005.

The most material leasing contracts concern rent of offices. The total amount of future minimum rental commitments on December 31, 2000, pertaining to office rental agreements are listed below.


YEAR              CONSOLIDATED                 PARENT COMPANY
---------------------------------------------------------------
2001                        5,072                         3,620
---------------------------------------------------------------
2002                          925                           273
2003                          652                             -
---------------------------------------------------------------
2004                          494                             -
2005                          391                             -
---------------------------------------------------------------
TOTAL                       7,534                         3,893
---------------------------------------------------------------

In 2000 the corresponding office rent expenses amounted to 5,472 Consolidated and 3,433 in the Parent Company. The office rental agreements include conditions concerning index regulation of the rent and in some case regulation of the rent due to increase in direct property expenses and taxes. There are possibilities to prolong all office rental agreements. There are no restrictions in consequence of the office rental agreements.

Remaining leasing contracts concern leasing of cars, copying machines and other office equipment. The total amount of future minimum rental commitments on December 31, 2000, pertaining to car and office equipment leasing agreements are listed below.

YEAR             CONSOLIDATED                 PARENT COMPANY
-------------------------------------------------------------
2001                        1,174                         759
-------------------------------------------------------------
2002                          811                         679
2003                          491                         485
-------------------------------------------------------------
2004                          108                         108
2005                           30                          30
-------------------------------------------------------------
TOTAL                       2,614                       2,061
-------------------------------------------------------------

In 2000 the corresponding leasing expenses amounted to 1,702 Consolidated and 530 in the Parent Company.

NOTE 24 COMMITMENTS

In addition to the agreements concerning operating leases mentioned in note 23, the Company has entered into research and development agreements, agreements with sub- contractors and agreements concerning purchases of other services. In 2000 the expenses for these agreements amounted to 17,505 Consolidated and 16,125 in the Parent Company. The total amount of future expense commitments on December 31, 2000, pertaining to these agreements are listed below.


YEAR              CONSOLIDATED                 PARENT COMPANY
--------------------------------------------------------------------
2001                            10,501                         9,814
--------------------------------------------------------------------
2002                             3,249                         2,632
2003                               148                            97
--------------------------------------------------------------------
TOTAL                           13,898                        12,543
--------------------------------------------------------------------

From 1989 to 1992, Astra was a shareholder in the Company and contributed to the financing of the initial research behind and development of Emdogain. On December 31, 1992, Astra, the Company and certain of the Company's other shareholders signed an agreement under the terms of which Astra withdrew from its commitment to finance R&D for products relating to Emdogain, as well as other license agreements between the Company and Astra. As a part of the final settlement with Astra, it was agreed that, until December 31, 2009, Astra would receive a royalty of 2.5% of all commercial revenues (minus deductions for V.A.T. and customs duty) from the dental application areas of the two patents pertaining to Emdogain owned by the Company as at December 31, 1992. For 2000 the above royalty amounted to 2,167 (1,779).

In September 1998 Biora acquired the remaining 50% of the shares in Biora SA Ltd for the price of SEK 0. Concurrently a royalty agreement with the former minority owners was signed. It was agreed that the former minority owners would receive a royalty of totally 15% of the invoiced sales of Biora to the new external distributor in South Africa during the years 1999-2001 and totally 10% royalty of these sales in the years 2002-2003. For 2000 this royalty amounted to 16 (12). During the year 2000 the Parent Company acquired the rights to a patent-protected pharmaceutical project for treating dry mouth (xerostomia). In the purchase agreement the Parent Company made a commitment to pay 3% royalty of the Net Sales Price of the products based on the acquired rights. If the sales rights of the products are out licensed, the royalty commitment of the Parent Company amounts to 3% of the Net Sales Price of the licensees.

See note 20 concerning commitments in connection with the conditional loan from the Swedish Industrial Fund.

NOTE 25 U.S. GAAP INFORMATION

The accompanying consolidated financial statements have been prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. The following is a summary of the adjustments to the reported consolidated net loss and shareholders' equity that would have been required if U.S. GAAP had been applied instead of Swedish GAAP in the preparation of the consolidated financial statements.


                                                       2000                 1999
Net loss under Swedish GAAP                                -76,149              -86,739
Capitalization of certain R&D costs (a)                     -1,355                 -462
Reversal of R&D expenses (b)                                11,349                9,406
Hedging of future cash flows (g)                               378                 -652
Receivable on SPP concerning pension fee surplus (i)          -250                    -
NET LOSS UNDER U.S. GAAP                                   -66,027              -78,447
Basic EPS (d)
Net loss per Ordinary Share                                  -3.11                -3.70
Net loss per ADS                                             -6.23                -7.40
Diluted EPS (d)
Net loss per Ordinary Share                                  -3.11                -3.70
Net loss per ADS                                             -6.23                -7.40

Shareholders' equity under Swedish GAAP                     50,915              127,406
Capitalization of certain R&D costs (a)                     -2,503              -12,497
Amortization of patents (c)                                 -1,715               -1,715
Conditional shareholders' contribution (f)                  -7,510               -7,510
Hedging of future cash flows (g)                              -274                 -652
Option premiums received (h)                                 5,506                5,505
Receivable on SPP concerning pension fee surplus (i)          -250                    -
SHAREHOLDERS' EQUITY UNDER U.S. GAAP                        44,169              110,537


(A) CAPITALIZATION OF CERTAIN R&D COSTS
In accordance with Swedish GAAP, the Company has capitalized certain R&D costs. Equipment solely intended for R&D purposes is reported as tangible long-term assets. According to U.S. GAAP, R&D costs are expensed as incurred.

(B) REVERSAL OF R&D EXPENSES
According to Swedish GAAP, capitalized R&D costs are amortized over their estimated useful lives. Since such costs have been previously expensed for U.S. GAAP purposes, amortization of capitalized R&D costs recorded for Swedish GAAP puposes is reversed in the reconciliation to U.S. GAAP.

(C) AMORTIZATION OF PATENTS
The Company commences the amortization of patents when the products relating to the patents are fully commercially available. Under U.S. GAAP amortization of patents should commence at the date of acquisition.

(D) BASIC / DILUTED EPS
In March 1997 the Financial Accounting Standards Boards ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which established new standards for computing and presenting earnings per share. SFAS No. 128 has been applied in the computation of net loss per Ordinary Share (basic EPS), net loss per ADS and net loss per Ordinary Share (diluted EPS). Net loss per Ordinary Share has been calculated on the basis of the weighted average number of shares outstanding, 21,203,800. Net loss per ADS is based upon a ratio of two Ordinary Shares to each ADS. The impact of options (see note 19) has not been taken into consideration, as the effect would be antidilutive.

(E) INCOME TAXES
The Company does neither account for any deferred tax liability resulting from untaxed reserves nor account for any other deferred taxes, since the amounts concerned are immaterial. The Company has not recorded any deferred tax benefits from tax loss carry forwards and does not have any deferred tax liabilities recognized for Swedish purposes. Under U.S. GAAP, deferred taxes are established on all differences between the book basis and the tax basis of assets and liabilities. Deferred tax assets, which include the tax effect of tax loss carried forward, are reduced by a valuation allowance to the amount that is "more likely than not" to be realized. There is no effect on earnings or shareholders' equity of the Company due to differences between Swedish GAAP and U.S. GAAP for defer-red income taxes. A valuation allowance has been established for U.S. GAAP purposes for all of the Company's gross potential deferred tax assets (including the tax effect of U.S. GAAP adjustments) due to a history of losses from operations of the Company. The following table summarizes the components of the Company's deferred taxes for U.S. GAAP purposes:


Gross deferred tax assets:                    2000                 1999
-----------------------------------------------------------------------
Tax loss carried forward                   136,916              110,273
-----------------------------------------------------------------------
Capitalized costs for tax purposes               -                2,944
-----------------------------------------------------------------------
TOTAL                                      136,916              113,217
-----------------------------------------------------------------------
Less valuation allowance                  -136,916             -113,217
-----------------------------------------------------------------------
NET DEFERRED TAX ASSETS                          -                    -
-----------------------------------------------------------------------
NET DEFERRED TAX ASSETS                          -                    -

F) CONDITIONAL SHAREHOLDERS' CONTRIBUTION
The conditional shareholders' contribution increases shareholders' equity under Swedish GAAP. Under U.S. GAAP such shareholders' contribution is classified outside of Shareholders' equity due to the conditional nature of the potential repayment.

(G) HEDGING OF FUTURE CASH FLOWS
Under Swedish GAAP unrealized gains and losses on forward exchange contracts that are used to hedge anticipated transactions are deferred and are recognized as an adjustment of the measurement of the transaction when it actually occurs. Under U.S. GAAP such unrealized gains and losses may be deferred only for firm commitments.

(H) OPTION PREMIUMS RECEIVED
Option premiums received are accounted for as long-term liabilities until the options are exercised. Under U.S. GAAP option premiums are disclosed as equity.

(I) RECEIVABLE ON SPP CONCERNING PENSION FEE SURPLUS
A pension fee surplus at SPP has been disclosed as Other operating income in accordance with Swedish GAAP. Under U.S. GAAP such pension fee surplus can only be accounted for as income if cash has been received by the Company.

NOTE 26 PLEDGED ASSETS AND CONTINGENT LIABILITIES

On September 30, 1996, Euroventures Nordica made a conditional share-holders' contribution of SEK 7,510,052 to Biora by converting outstanding loans, including accrued interest, with a total capital debt of SEK 7,160,419 and accrued interest of SEK 349,633.The shareholders' contribution is conditional in that it must only be repaid to Euroventures Nordica if the Company has sufficient reserves to pay a dividend, and such repayment is in turn conditional on the Annual General Meeting's decision regarding repayment to shareholders.

The Parent Company's contingent liability pertains mainly to the shareholders' contribution described above.

MALMO MARCH 15, 2001


Per Wahlstrom                             Svein G. Eskedal       Tomas Hammargren           Lars Hammarstrom
Chairman of the
Board

Lars Ingelmark          Bertil Koch       Per Lojdquist          Toni Weitzberg

Rickard Soderberg

President and Chief Executive Officer

OUR AUDITOR'S REPORT WAS SUBMITTED ON MARCH 22, 2001

KPMG

Alf Svensson
Authorized Public Accountant



                              AUDITORS' REPORT

         TO THE GENERAL ANNUAL MEETING OF THE SHAREHOLDERS OF BIORA
                                 AB (PUBL)
                            Reg No. 556289-8998

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Biora AB for 2000.These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the Annual General Meeting of shareholders that the statements of operations and balance sheets of the parent company and the group be adopted, that the loss for the parent company be dealt with in accordance with the proposal in the Board of Directors report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Malmo, March 22, 2001

KPMG
Alf Svensson
Authorized Public Accountant


                             BOARD OF DIRECTORS

PER WAHLSTROM, CHAIRMAN
b. 1946
No. of shares: 0
No. of options: 0

Per Wahlstrom has been Chairman of the Board since 1994 and a Board member since 1987. On the Board's behalf, he also has special responsibility for company management. He has extensive experience of venture-capital funds, having held a number of positions within the Svetab-group from 1980 to 1995 and having subsequently managed Euroventures Nordica-funds. Per Wahlstrom is also Chairman of the Board of Fruitline AB and of Primus AB and a Board member of Studsvik AB (publ), Kirk Acoustics AS, SAAS Asa,Volvo Technology Transfer AB and the JK Foundation.


SVEIN G. ESKEDAL
b. 1951
No. of shares: 142,000
No. of options: 0

Svein G. Eskedal has been member of the Board since 1997. He is Chairman of the Audit Committee. On the Board's behalf he also has a special responsibility for financial matters. He has broad experience of Board membership in several different industries. He holds a Master's degree in business and since 1979 he has operated as an independent consultant providing corporate advisory services. His assignments focus on two areas:

o Ownership changes in conjunction with the purchase and sale of companies, share issues, mergers, etc. involving both private and publicly-listed companies.
o Turn-arounds and corporate reconstructions, Svein G Eskedal performed these assigments as Board Chairman.


LARS HAMMARSTROM
b. 1936
No. of shares: 805,900
No. of options: 0

Lars Hammarstrom is one of the founders of Biora and has been a Board member since its foundation. On the Board's behalf he is also responsible for research and development. Lars Hammarstrom was President of Biora from 1990 to 1994. He holds a dentistry degree and a PhD in odontology from the College of Dentistry at the Karolinska Institute in Stockholm. From 1972 to 1975, he was Professor of Oral Pathology at the Odontology Faculty at Lunds University and between 1974 and 1975 its President. Since 1975, he has been Professor of Oral Pathology at the Karolinska Institute. Between 1992 and 1998, he was CEO of the Centre of Oral Biology at Karolinska Institute in Stockholm. In 1993, Lars Hammarstrom was made an Honorary Doctor of the University of Turku, Finland, and in 1998 he was awarded The Jens Waerhaug Research Prize from the Scandinavian Society of Periodontal Research. In 2000 he received the Frederick Birnberg Award for Excellence in Dental Reserach by Columbia University in New York.


TOMAS HAMMARGREN
b. 1952
No. of shares: 138,220
No. of options: 50,000

Tomas Hammargren has been a member of the Board since 1994 and was previously President and Chief Executive Officer of the company. He has wide experience of international marketing in the pharmaceutical industry. From 1979 to 1986, he was involved, in various capacities, in the international marketing of Pharmacia's ophthalmic surgery product, Healon(R), a product that, conceptually and from a marketing perspective, has many similarities to Emdogain(R). During this period, he served as international marketing manager at Pharmacia Ophthalmics, and from 1983 to 1986, as Vice President of Pharmacia Japan. From 1986 to 1989, he was president of Nobel Medica AB, a company in the Nobel group that produces and distributes medical products. From 1989 to 1991, he worked as a consultant with SIAR-Bossard, where he was responsible for projects in strategic development in Japan and Europe. From 1991 to 1994, he served as Industrial Counselor with the Swedish Ministry of Industry and Trade, based in Japan.


BERTIL KOCH
b. 1932
No. of shares: 1,700
No. of options: 0

Bertil Koch is a dentist and former Director of Dental care for the Stockholm County Council. He now works as a consultant in dental care administration. Bertil Koch is a member of Biora's Audit Committee and as Board member he is also responsible for dental matters. He has considerable experiences in this area, from both the private and public sectors. Most recently, Bertil Koch was Chief Secretary of the government report on the future of the Swedish national dental insurance scheme. For several years he has been a Board member of the Center for Oral Biology (COB) of the Karolinska Institute in Stockholm.


PER LOJDQUIST
b. 1949
No. of shares: 2,000
No. of options: 4,000

Per Lojdquist has been a Biora Board member since 1997, and is also responsible for corporate finance communications and investor relations. He is a Senior Vice President of AB Volvo and a member of the Group executive committee, responsible for corporate communications and investor relations. He has extensive experience of corporate communications and investor relations primarily from Volvo, where he served as Public Relations Officer, Head of Investor Relations and Head of Corporate Communications. Per Lojdquist is also a Board member of the Swedish Association for Share Promotion, Nilorngruppen AB (publ) and the West Sweden Chamber of Commerce and Industry.


TONI WEITZBERG
b. 1950.
No. of shares: 0
No. of options: 1,000

Toni Weitzberg has been member of the Board of Directors of Biora AB since 1998 and as Board member also responsible for organizations and marketing matters. Toni Weitzberg has extensive experience of the pharmaceutical industry and is Chairman of the Board of Nycomed Pharma A/S and responsible for Nordic Capitals activities within health care. Between 1983 and 1999, he held several senior positions with Pharmacia & Upjohn. Between 1997 and 1999, he was Senior Vice President and responsible for Pharmacia & Upjohn in Europe, the Middle East and Africa. Prior to that, he was President of Pharmacia Ophthalmics, Pharmacia Peptide Hormones, Pharmacia Biopharmaceuticals and Pharmacia & Upjohn S.r.l. in Italy.


LARS INGELMARK
b. 1949
No. of shares: 1,000
No. of options: 0

Lars Ingelmark has been Board member since 1999. Since 1998, he is Head of AP Life Science at The National Pension Insurance Fund, Sixth Fund Board. From 1974 to 1984 he held several marketing and sales positions with Ciba Geigy Pharmaceuticals, and was Head of the Pharmaceutical division from 1983-84. From 1985 to 1986, Mr. Ingelmark was CEO of Janssen Pharma in Sweden and Norway. During 1987 and 1998 he held several positions in the Management Group of Kabi, Kabi-Pharmacia and Pharmacia & Upjohn, such as deputy CEO, Head of Pharmaceutical Division, Responsible for the Asian region and Senior Vice President, Corporate Projects. For several years he has been member and Chairman of the Swedish Pharmaceutical Industry Society. Other Board positions include: Chairman of Svensk Vatmarknadsfond, Board member of A+ Science Invest AB, Health Cap AB, Clinical Data Care AB, Karo Bio AB, Nycomed Holding A/S, Molnlycke Health Care AB and Capio AB.


LENNART JACOBSSON
b. 1955
No. of shares: 200
No. of options: 0

Lennart Jacobsson has been deputy Board member of Biora since 1987 and has followed Biora since then as a partner and employee of Euroventures Management. Lennart Jacobsson is currently President of Swedestart Management, which operates the Swedestart AB, Swedestart II KB, Swedestart Tech KB and Swedestart Life Science KB venture-capital companies. Lennart Jacobsson is chairman of the board of Multichannel Instrument AB and QlikTech International AB. He is also a Board member of Read Soft AB
(publ), LGP Telecom Holding AB and several newly established high-tech companies.

Shareholding information reported is valid at December 31, 2000 and includes families', spouses' or closely related companies' holdings. Issued options expired on January 31, 2001.

Shareholding information reported is valid at December 31, 2000 and includes families, spouses or closely related companies holdings. Issued options expired on January 31, 2001.


                              MANAGEMENT GROUP

RICKARD SODERBERG
PRESIDENT AND CHIEF EXECUTIVE OFFICER
b. 1958
No. of shares: 2,000
No. of options: 0
Rickard Soderberg has been President and Chief Executive Officer of Biora since August 2000. He has more than 15 years' experience in the pharmaceutical industry. From 1986 to 1997, Rickard Soderberg worked in various positions at Pharmacia, including director of international marketing and was responsible for M&A at PharmaCenter, Sweden. During 1996-1997 he was President of Pharmacia & Upjohn's subsidiary in Austria. In 1997 Rickard Soderberg became President of Hassle Lakemedel, a Swedish subsidiary within the Astra group, and in 1999 he became Vice President and Director of Marketing for AstraZeneca Sweden.


ANDERS AGERING,
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
b. 1951
No. of shares: 0
No. of options: 20,000

Anders Agering has been Executive Vice President and Chief Financial Officer of Biora AB since May 1998 and since January 1, 1999, also Head of Production. Anders Agering has a Business degree from the University of Lund. He has long experience of international operations and of both small and large companies and eight year's experience from positions in the U.S. and Europe. Prior to joining Biora, he held positions as CFO and Business Unit Manager in one of the business areas in the Cardo Group. Anders Agering has previously served in various business control and finance positions in the Volvo Group, Scan Coin, the Swiss Group Oerlikon and Kockums.


LARS HEIJL,
MEDICAL DIRECTOR
b. 1945
No. of shares: 0
No. of options: 40,000

Lars Heijl has been Vice President and Medical Director since April 1996. He has extensive and wide-ranging international experience in periodontology. He obtained a undergraduate degree in dentistry from the University of Gothenburg in 1972, a Master's degree in dental research from the University of Rochester 1976 and a PhD in periodontal research from the University of Gothenburg, 1981. During 1975 and 1976 he was teaching periodontology at the Eastman Dental Center in Rochester, New York. From 1976 to 1986, he served as Assistant Chief Dentist and Associate Professor at the Faculty of Odontology in Gothenburg. From 1986 to 1989, he served as Assistant Director of the Toxicology division of Astra Hassle AB. Between 1989 and 1992 he was a project manager of "the Emdogain-project" and from 1993 to 1996 he served as a project manager within pain research at Astra, and as dental advisor with Astra Pain Control AB.

STINA GESTRELIUS,
R&D AND REGULATORY AFFAIRS
b. 1949
No. of shares: 63,400
No. of options: 100,000

Stina Gestrelius has been Vice President -Research and Development and Regulatory Affairs since 1988. She has long experience of medical research and development in the corporate sector. She holds a Master's degree in chemical engineering and a PhD in biochemical engineering from the Lund Institute of Technology. From 1977 to 1982, she served as Director of enzyme immobilization/ R&D at Novo Nordisk A/S in Copenhagen, and from 1983 to 1987, Director of peptide synthesis development at Ferring AB in Malmo. In 1995, she was awarded the Gosta Virding scholarship for engineering and commercial entrepreneurship in medicine and the natural sciences for her work on Emdogain with Biora. She is also a member of the Boards of the Medicon Valley Accademy's and the Medical Faculty of the University of Lund.


TOMMIE JOHANSSON,
CORPORATE COMMUNICATIONS AND INVESTOR RELATIONS
b. 1952
No. of shares: 0
No. of options: 0

Tommie Johansson has been responsible for information and investor relations at Biora since November 2000. He has been active for more than 20 years in the pharmaceutical industry. From 1977 to 1984, he held positions in sales and marketing at Merck in Sweden. During the period from 1984 until 1996, he was international marketing manager at Pharmacia & Upjohn and in connection with the merger of Pharmacia and Upjohn he was project leader for the new corporate identity at PharmaCenter Sweden. From 1997 to 1998 he was responsible for investor relations at P&U in Sweden and from 1998 to 2000 Tommie Johansson was Global Brand Director at AstraZeneca.


KERSTIN PALSSON,
GROUP CONTROLLER
b. 1957
No. of shares: 500
No. of options: 3,000

Kerstin Palsson has been Group Controller since March 1997. She holds a Graduate degree in Business Administration from the University of Lund. Between 1986 and 1997 Kerstin Palsson was an authorized public accountant at the international public accounting firm BDO. Within BDO, she served both publicly listed clients and clients within the dental care industry. Through the accounting profession, Kerstin Palsson has extensive experience of both small and large companies from a wide range of businesses.


HELENE SVAHNQVIST,
INTERNATIONAL MARKETING
b. 1967
No. of shares: 750
No. of options: 3,000*
* Options expire in May 2002

Helene Svahnqvist has worked with Biora since 1995 and since January 1, 2000, has been responsible for the Nordic countries, Great Britain and the International distributors for the "rest of Europe", Africa and Asia, excluding Japan. Between 1994 and 1995, she worked as pharmaceutical consultant with Jansen-Cilag AB. From 1989 to 1990, Helene Svahnqvist worked as a consultant at Small Business Development Center, Conway, U.S.A. She has recently completed a leadership program (EMBA) and holds a Bachelor of Science degree in Business Administration from the University of South Carolina, Conway, South Carolina, and a Bachelor of Science in Business Education from the University of Lund.

Shareholding information reported is valid at December 31 2000 and includes families, spouses or closely related companies holdings. Issued options expired on January 31, 2001.


                          SHARES AND SHAREHOLDERS

SHARE DATA
Biora's shares have been listed on the U.S. NASDAQ since February 4, 1997 and on the O- list of the Stockholm Stock Exchange since February 10, 1997. On the U.S. NASDAQ, two shares are represented by one depositary receipt, a so-called ADS (American Depositary Share).

SHARE CAPITAL
In connection with Biora's listing on NASDAQ and the Stockholm Stock Exchange, the number of shares outstanding was increased by a concurrent equity offering from 14,206,500 to 21,203,800. The nominal value of each share is SEK 0.04. After this offering, Biora's share capital amounts to SEK 848,152. All shares entitle the holder to one vote and carry equal rights to share in the company's assets and income.

OWNERSHIP STRUCTURE
At the end of 2000, Biora AB had approximately 9,500 shareholders, an increase of about 3,500 shareholders compared to the corresponding period in 1999. The largest single shareholder is The National Pension Insurance Fund, Sixth Fund Board, with 22.2 percent of capital and votes, and the second largest is Euroventures Nordica I B.V., with 19.2 percent of capital and votes.

An estimated 60 percent of shares are owned by Swedish investors, 37 percent by investors from other European countries and 3 percent by American investors.

DIVIDEND POLICY
Biora has not distributed any share dividends to date as the company has not yet made a profit, and consequently no funds are available for distribution. The Board proposes no distribution of dividends for 1999.

In September 1996, Euroventures Nordica made a conditional contribution to the shareholders' equity of Biora of SEK 7,510,052 through the conversion of outstanding loans, including accrued interest of SEK 349,633. To the extent that Biora has funds available for distribution, and under the condition that the shareholders at the annual general meeting so direct, Biora will make repayment of these funds to Euroventures Nordica in accordance with the terms of the capital contribution.

FINANCIAL ANALYSTS COVERING BIORA

o     Alfred Berg
o     Aragon
o     Matteus
o     Nordiska FK
o     Swedbank Markets.


THE TEN LARGEST SHAREHOLDERS AT DECEMBER 31, 2000


---------------------------------------------------------------------------------------
                                                            Number             Percent
The National Pension Insurance Fund, Sixth Fund Board      4,715,940              22.24
---------------------------------------------------------------------------------------
Euroventures Nordica                                       4,074,140              19.21
---------------------------------------------------------------------------------------
Lars Hammarstrom and family                                  805,900               3.80
---------------------------------------------------------------------------------------
BG Bank *                                                    446,000               2.10
---------------------------------------------------------------------------------------
Arosmaizels*                                                 425,900               2.00
---------------------------------------------------------------------------------------
Bank of NewYork*                                             417,670               2.00
---------------------------------------------------------------------------------------
Clearstream Banking*                                         313,615               1.47
---------------------------------------------------------------------------------------
Danske Andelskasse*                                          264,500               1.24
---------------------------------------------------------------------------------------
Reabourne Melin Life Science*                                250,000               1.17
---------------------------------------------------------------------------------------
SEB Private Bank Lux.*                                       225,300               1.05
---------------------------------------------------------------------------------------
Others                                                     9,264,835              43.70
---------------------------------------------------------------------------------------
TOTAL                                                     21,203,800             100.00
---------------------------------------------------------------------------------------

* Investment holders



CHANGES IN SHARE CAPITAL

----------------------------------------------------------------------------------------------------------------------------
  Year           Transaction          Increase of      Increase of       Total share        Number of        Total value
----------------------------------------------------------------------------------------------------------------------------
1986       Incorporation                         500           50,000            50,000               500            100.00
----------------------------------------------------------------------------------------------------------------------------
1988       New share issue                       215           21,500            71,500               715            100.00
----------------------------------------------------------------------------------------------------------------------------
1988       New share issue                        55            5,500            77,000               770            100.00
----------------------------------------------------------------------------------------------------------------------------
1989       New share issue                        95            9,500            86,500               865            100.00
----------------------------------------------------------------------------------------------------------------------------
1995       New share issue                       203           20,300           106,800             1,068            100.00
----------------------------------------------------------------------------------------------------------------------------
1995       Split 10:1                          9,612                -           106,800            10,680             10.00
----------------------------------------------------------------------------------------------------------------------------
1996       Split 10:1                         96,120                -           106,800           106,800               1.0
----------------------------------------------------------------------------------------------------------------------------
1996       Conversion of loan                 18,600           18,600           125,400           125,400               1.0
----------------------------------------------------------------------------------------------------------------------------
1996       New share issue                    16,665           16,665           142,065           142,065               1.0
----------------------------------------------------------------------------------------------------------------------------
1996       Bonus share issue                 426,195          426,195           528,260           568,260               1.0
----------------------------------------------------------------------------------------------------------------------------
1996       Split 25:1                     13,638,240                -           568,260        14,206,500              0.04
----------------------------------------------------------------------------------------------------------------------------
1997       New share issue                 6,997,300          279,892           848,152        21,203,800              0.04
----------------------------------------------------------------------------------------------------------------------------


                                 FIVE YEARS IN REVIEW AND KEY RATIOS


CONSOLIDATED


(TSEK)                                           1996            1997          1998 1)           1999           2000
--------------------------------------------------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS
Net sales                                            4,561          16,499          50,119          73,556          89,160
Cost of goods sold                                  -4,513          -5,533         -10,864         -15,470         -21,148
GROSS PROFIT                                            48          10,966          39,255          58,086          68,012
--------------------------------------------------------------------------------------------------------------------------
Selling and administrative expenses                -28,176         -83,003        -111,755        -109,288        -103,824
Research and development costs 2)                  -10,884         -21,207         -39,980         -41,597         -42,789
Other operating income and expenses 3)                -880            -475          40,952             994            -110
Capitalized R&D costs                                4,059             914               -               -               -
LOSS FROM OPERATIONS                               -35,833         -92,805         -71,528         -91,805         -78,711
--------------------------------------------------------------------------------------------------------------------------
LOSS AFTER FINANCIAL ITEMS                         -37,352         -75,406         -59,956         -86,585         -75,981
--------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                              -37,073         -75,358         -59,998         -86,739         -76,149
--------------------------------------------------------------------------------------------------------------------------

BALANCE SHEETS

Long-term assets                                    32,515          42,096          40,177          29,950          16,107
Other current assets                                16,090          10,928          19,961          19,982          21,362
Cash and cash equivalents                            5,342         286,310         187,048         112,804          53,755
TOTAL ASSETS                                        53,947         339,334         247,186         162,736          91,224
--------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                               -18,437         277,935         213,970         127,406          50,915
Long-term liabilities                               53,565           5,642           5,872           5,949           8,167
Short-term liabilities                              18,819          55,757          27,344          29,381          32,142
TOTAL SHAREHOLDERS' EQUITY AND
LIABILITIES                                         53,947         339,334         247,186         162,736          91,224
--------------------------------------------------------------------------------------------------------------------------

KEY RATIOS

Gross margin, % 4)                                     1.1            66.5            78.3            79.0            76.3
Return on capital employed, % 5)                    -266.2           -53.2           -40.0           -50.7           -83.7
Return on equity, % 6)                                 neg           -58.1           -40.0           -50.8           -85.4
Equity/assets ratio, % 7)                            -34.2            81.9            86.6            78.3            55.8
Net debt/equity ratio, % 8)                          -84.3          -103.0           -87.4           -88.5          -100.9
Total equity                                       -18,437         277,935         213,970         127,406          50,915
Average number of shares
outstanding(000s) 9)                                14,207          20,571          21,204          21,204          21,204
Equity per share, SEK 9)                             -1.30           13.51           10.09            6.01            2.40
Loss per share, SEK 9)                               -2.61           -3.66           -2.83           -4.09           -3.59
Cash flow per share, SEK 10)                          0.16           13.66           -4.68           -3.50           -2.78

1) Return on capital employed and return on equity 1998 have been adjusted for the effect of the nonrecurring revenue from Seikagaku
     Corporation.
2)   In R&D-costs 1998 are included MSEK 6.3 in remuneration to Eastham
     Corporation Ltd in connection with the registration of Emdogain in the U.S.
3) In 1998 a nonrecurring revenue from Seikagaku Corporation of MSEK 39.4 is included in Other operating income and royalty expense to Astra of MSEK 1.0 on this revenue is included in Other operating expenses.
4)   Gross profit divided by net sales.
5)   Operating income plus financial income divided by average total assets
     (total assets less non-interest-bearing operating liabilities including deferred taxes).
6)   Net loss divided by average equity.
7)   Shareholders' equity divided by total assets.
8) Interest-bearing liabilities less cash and cash equivalents divided by shareholders' equity.
9) The number of Ordinary shares outstanding used in determination of loss and equity per Ordinary share is calculated on a proforma basis by giving effect to a 25:1 share split and the 3:1 bonus issue completed by the Company during 1996. The dilution effects of outstanding convertible loans and warrants have not been considered when calculating equity, loss and cash flow per share for the years
     1996-2000 as this would reduce the loss per share.

10) Net change in cash and cash equivalents the respective year divided by the average number of shares in accordance with note 9).


                                 ADDRESSES

PARENT COMPANY/NORDIC SALES OFFICE
Biora AB
Medeon Science Park
SE-205 12 Malmo
Tel: +46-40-32 13 33
Fax: +46-40-32 13 55
e-mail: info@biora.com
www.biora.com

INVESTOR RELATIONS
Tommie Johansson
Tel: +46 40-32 13 65
Mobil: +46-703 22 13 65
e-mail: tommie.johansson@biora.com

US INVESTOR RELATIONS
Elisabeth Lavers
Tel: +1 203 977 7797
e-mail: ebetlaver@aol.com

ITALY
Biora S.r.l
Via Durini 15
IT-201 22 Milano
Tel: +39-02-760 28576
Fax: +39-02-760 17526
emdogain@biora.it

GERMANY
Biora GmbH
Audenstr. 2-4
DE-61348 Bad Homburg v. d. H
Tel: +49-6172 9026 0
Fax: +49-6172 9026 26
medinfo@biora.de

U.S.
Biora, Inc.
415 North Lasalle Street
Suite 615
US-Chicago, IL. 60610
Tel: +1-312 832 1414
Fax: +1-312 832 1429

JAPAN
Seikagaku Corp.
Biora Business Development Dept.
1-5, Nihonbashi-honcho
2-chome, Chuo-ku
Tokyo 103
Tel: +81-3 3270 0966
Fax: +81-3 3270 0538

The Bank of New York maintains a Global BuyDIRECT Plan for Biora AB. For additional information, please contact at +1-800-345-1612 or write to:THE BANK OF NEW YORK, Shareholder Relations Department, Global BuyDIRECT, Church Street Station, P.O. Box 11009, New York, NY 10286-1009, U.S.A.

This annual report may contain certain information and claims regarding the companies products which not are approved by the United States Food and Drug Administration.

DESIGN: BYSTED AB, Malmo
PRINT: RAHMS, Lund
PHOTOS : Photonica, cover
Sjogren Bildbureau AB, p. 10
Johner Bildbyra AB, p. 6, 18, 34
Lasse Davidsson

Biora AB registered the Emdogain(R) and PrefGel(TM) trademarks. In the present Annual Report, the trademark registration is mentioned only here.

BIORA

Medeon Science Park
SE 205 12 MALMO
Tel +46-40-32 13 33
Fax +46-40-32 13 55
www.biora.com